Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254836

PROSPECTUS SUPPLEMENT NO. 5

To Prospectus dated May 12, 2021

BUTTERFLY NETWORK, INC.

Up to 128,740,887 Shares of Class A Common Stock

Up to 26,426,937 Shares of Class B Common Stock

Up to 6,853,333 Warrants

This prospectus supplement no. 5 supplements the prospectus dated May 12, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 20,653,333 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 6,853,333 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Longview Acquisition Corp., a Delaware corporation (“Longview”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 13,800,000 shares of Class A common stock that are issuable upon the exercise of 13,800,000 warrants issued in connection with the initial public offering of Longview (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 6,853,333 Private Placement Warrants, (ii) 6,853,333 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 10,350,000 shares of Class A common stock held by Longview’s sponsor, Longview Investors LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 17,500,000 shares of Class A common issued in the PIPE Financing (as defined below), (v) 80,237,554 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Butterfly (as defined below) pursuant to the Business Combination Agreement (as defined below), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vi) 26,426,937 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 9, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively. On August 6, 2021, the closing price of our Class A common stock was $10.44 and the closing price for our Public Warrants was $2.65.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 9, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-39292

Butterfly Network, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-4618156
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

(203) 689-5650

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 Par Value Per Share	BFLY	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	BFLY WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 1, 2021, the registrant had 167,526,111 shares of Class A common stock outstanding and 26,426,937 shares of Class B common stock outstanding.

		Page

	Cautionary Statement Regarding Forward-Looking Statements	2

Part I	Financial Information	3

Item 1.	Financial Statements	3

	Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020 (Unaudited)	3

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2021 and 2020 (Unaudited)	4

	Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the three and six months ended June 30, 2021 and 2020 (Unaudited)	5

	Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020 (Unaudited)	6

	Notes to Condensed Consolidated Financial Statements (Unaudited)	7

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	25

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	37

Item 4.	Controls and Procedures	38

Part II	Other Information	37

Item 1.	Legal Proceedings	39

Item 1A.	Risk Factors	39

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	40

Item 3.	Defaults Upon Senior Securities	40

Item 4.	Mine Safety Disclosures	40

Item 5.	Other Information	40

Item 6.	Exhibits	40

Signatures		43

In this Quarterly Report on Form 10-Q, the terms “we,” “us,” “our,” the “Company” and “Butterfly” mean Butterfly Network, Inc. (formerly Longview Acquisition Corp.) and our subsidiaries. On February 12, 2021 (the “Closing Date”), Longview Acquisition Corp., a Delaware corporation (“Longview” and after the Business Combination described herein, the “Company”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”, and such completion, the “Closing”), Merger Sub merged with and into Legacy Butterfly, with Legacy Butterfly surviving the Business Combination as a wholly-owned subsidiary of Longview (the “Merger”). In connection with the Transactions, Longview changed its name to “Butterfly Network, Inc.” and Legacy Butterfly changed its name to “BFLY Operations, Inc.”

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the Company’s management team. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company’s management. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements about:

●	our rapid growth may not be sustainable and depends on our ability to attract and retain customers;
●	our business could be harmed if we fail to manage our growth effectively;
●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably and retain our key employees;
●	our projections are subject to risks, assumptions, estimates and uncertainties;
●	our business is subject to a variety of U.S. and foreign laws, which are subject to change and could adversely affect our business;
●	the success, cost and timing of our product development activities;
●	the potential attributes and benefits of our products and services;
●	our ability to obtain and maintain regulatory approval for our products, and any related restrictions and limitations of any authorized product;
●	our ability to identify, in-license or acquire additional technology;
●	our ability to maintain our existing license, manufacturing and supply agreements;
●	our ability to compete with other companies currently marketing or engaged in the development of ultrasound imaging devices, many of which have greater financial and marketing resources than us;
●	the size and growth potential of the markets for our products and services, and the ability of each to serve those markets, either alone or in partnership with others;
●	the pricing of our products and services and reimbursement for medical procedures conducted using our products and services;
●	changes in applicable laws or regulations;
●	our ability to remediate the material weakness in our internal controls over financial reporting;
●	our estimates regarding expenses, revenue, capital requirements and needs for additional financing;
●	our ability to raise financing in the future;
●	our financial performance;
●	failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition;
●	the ability to maintain the listing of our Class A common stock on the New York Stock Exchange;
●	economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations; and
●	the impact of the COVID-19 pandemic on our business.

These and other risks and uncertainties are described in greater detail under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, in Item 1A of Part II of this quarterly report, and in other filings that we make with the Securities and Exchange Commission, or SEC. The risks described under the heading “Risk Factors” are not exhaustive.  New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$19,605	$60,206
Marketable securities	489,890	—
Accounts receivable, net	7,809	5,752
Inventories	46,947	25,805
Current portion of vendor advances	17,115	2,571
Prepaid expenses and other current assets	9,294	2,998
Total current assets	$590,660	$97,332
Property and equipment, net	7,436	6,870
Non-current portion of vendor advances	26,365	37,390
Other non-current assets	6,802	5,599
Total assets	$631,263	$147,191
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$5,264	$16,400
Deferred revenue, current	10,894	8,443
Accrued purchase commitments, current	22,890	22,890
Accrued expenses and other current liabilities	19,327	21,962
Total current liabilities	$58,375	$69,695
Deferred revenue, non-current	4,840	2,790
Convertible debt	—	49,528
Loan payable	—	4,366
Warrant liabilities	99,754	—
Accrued purchase commitments, non-current	19,660	19,660
Other non-current liabilities	2,282	2,146
Total liabilities	$184,911	$148,185
Commitments and contingencies (Note 16)
Convertible preferred stock:
Convertible preferred stock (Series A, B, C and D) $.0001 par value with an aggregate liquidation preference of $0 and $383,829 at June 30, 2021 and December 31, 2020, respectively; 0 and 107,197,118 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020, respectively	—	360,937
Stockholders’ equity (deficit):
Class A common stock $.0001 par value; 600,000,000 and 116,289,600 shares authorized at June 30, 2021 and December 31, 2020, respectively; 167,477,126 and 6,593,291 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	17	1
Class B common stock $.0001 par value; 27,000,000 and 26,946,089 shares authorized at June 30, 2021 and December 31, 2020, respectively; 26,426,937 and 0 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	3	—
Additional paid-in capital	844,770	32,874
Accumulated deficit	(398,438)	(394,806)
Total stockholders’ equity (deficit)	$446,352	$(361,931)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$631,263	$147,191

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue:
Product	$13,012	$9,990	$22,608	$17,199
Subscription	3,501	1,802	6,350	3,263
Total revenue	$16,513	$11,792	$28,958	$20,462
Cost of revenue:
Product	7,858	11,385	13,506	20,647
Subscription	435	242	814	486
Total cost of revenue	$8,293	$11,627	$14,320	$21,133
Gross profit	$8,220	$165	$14,638	$(671)
Operating expenses:
Research and development	$17,088	$11,940	32,804	24,456
Sales and marketing	10,540	5,955	20,347	11,870
General and administrative	17,279	5,341	51,920	10,583
Total operating expenses	44,907	23,236	105,071	46,909
Loss from operations	$(36,687)	$(23,071)	$(90,433)	$(47,580)
Interest income	$607	$23	846	222
Interest expense	(7)	(113)	(645)	(118)
Change in fair value of warrant liabilities	33,458	—	87,570	—
Other income (expense), net	(262)	(70)	(895)	(99)
Loss before provision for income taxes	$(2,891)	$(23,231)	$(3,557)	$(47,575)
Provision for income taxes	51	10	75	20
Net loss and comprehensive loss	$(2,942)	$(23,241)	$(3,632)	$(47,595)
Net loss per common share attributable to Class A and B common stockholders, basic and diluted	$(0.02)	$(3.85)	$(0.02)	$(7.92)
Weighted-average shares used to compute net loss per share attributable to Class A and B common stockholders, basic and diluted	192,180,141	6,034,191	149,286,700	6,006,711

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

(Unaudited)

Three months ended June 30, 2020

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
March 31, 2020	107,197,118	$360,937	6,013,465	$1	—	$—	$22,633	$(256,415)	$(233,781)
Net loss	—	—	—	—	—	—	—	(23,241)	(23,241)
Common stock issued upon exercise of stock options	—	—	32,393	—	—	—	70	—	70
Stock-based compensation expense	—	—	—	—	—	—	2,690	—	2,690
June 30, 2020	107,197,118	$360,937	6,045,858	$1	—	$—	$25,393	$(279,656)	$(254,262)

Six months ended June 30, 2020

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
December 31, 2019	107,197,118	$360,937	5,939,950	$1	—	$—	$19,782	$(232,061)	$(212,278)
Net loss	—	—	—	—	—	—	—	(47,595)	(47,595)
Common stock issued upon exercise of stock options	—	—	105,908	—	—	—	224	—	224
Stock-based compensation expense	—	—	—	—	—	—	5,387	—	5,387
June 30, 2020	107,197,118	$360,937	6,045,858	$1	—	$—	$25,393	$(279,656)	$(254,262)

Three months ended June 30, 2021

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
March 31, 2021	—	$—	164,862,470	$16	26,426,937	$3	$831,640	$(395,496)	$436,163
Net loss	—	—	—	—	—	—	—	(2,942)	(2,942)
Common stock issued upon exercise of stock options and warrants	—	—	2,147,422	1	—	—	5,375	—	5,376
Common stock issued upon vesting of restricted stock units	—	—	467,234	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	7,755	—	7,755
June 30, 2021	—	$—	167,477,126	$17	26,426,937	$3	$844,770	$(398,438)	$446,352

Six months ended June 30, 2021

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
December 31, 2020	107,197,118	$360,937	6,593,291	$1	—	$—	$32,874	$(394,806)	$(361,931)
Net loss	—	—	—	—	—	—	—	(3,632)	(3,632)
Common stock issued upon exercise of stock options and warrants	—	—	5,302,472	1	—	—	11,688	—	11,689
Common stock issued upon vesting of restricted stock units	—	—	467,234	—	—	—	—	—	—
Conversion of convertible preferred stock	(107,197,118)	(360,937)	80,770,178	8	26,426,937	3	360,926	—	360,937
Conversion of convertible debt	—	—	5,115,140	1	—	—	49,916	—	49,917
Net equity infusion from the Business Combination	—	—	69,228,811	6	—	—	361,281	—	361,287
Stock-based compensation expense	—	—	—	—	—	—	28,085	—	28,085
June 30, 2021	—	$—	167,477,126	$17	26,426,937	$3	$844,770	$(398,438)	$446,352

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(3,632)	$(47,595)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	915	593
Non-cash interest expense on convertible debt	389	113
Stock-based compensation expense	28,035	5,345
Change in fair value of warrant liabilities	(87,570)	—
Other	498	1,000
Changes in operating assets and liabilities:
Accounts receivable	(1,979)	(3,198)
Inventories	(21,113)	(2,994)
Prepaid expenses and other assets	(6,352)	535
Vendor advances	(3,519)	2,281
Accounts payable	(11,088)	1,630
Deferred revenue	4,501	2,928
Accrued expenses and other liabilities	986	(44)
Net cash used in operating activities	$(99,929)	$(39,406)

Cash flows from investing activities:
Purchases of marketable securities	(692,514)	—
Sales of marketable securities	202,000	—
Purchases of property and equipment	(1,829)	(1,908)
Net cash used in investing activities	$(492,343)	$(1,908)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	11,686	224
Net proceeds from equity infusion from the Business Combination	548,403	—
Proceeds from loan payable	—	4,366
Proceeds from issuance of convertible debt	—	20,150
Payment of loan payable	(4,366)	—
Payments of debt issuance costs	(52)	—
Net cash provided by financing activities	$555,671	$24,740
Net (decrease) increase in cash, cash equivalents and restricted cash	$(36,601)	$(16,574)
Cash, cash equivalents and restricted cash, beginning of period	60,206	90,002
Cash, cash equivalents and restricted cash, end of period	$23,605	$73,428

Reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets
Cash and cash equivalents	$19,605	$73,428
Restricted cash	4,000	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$23,605	$73,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

Butterfly Network, Inc., formerly known as Longview Acquisition Corp. (the “Company” or “Butterfly”) was incorporated in Delaware on February 4, 2020. The Company’s legal name became Butterfly Network, Inc. following the closing of the business combination discussed in Note 3 “Business Combination”. The prior period financial information represents the financial results and condition of BFLY Operations, Inc.

The Company is an innovative digital health business whose mission is to democratize healthcare by making medical imaging accessible to everyone around the world. Butterfly’s solution uses a unique combination of software and hardware technology to enable medical imaging to drive more clinical insight at patient point-of-care. The hardware platform works alongside cloud-based software that is intended to make the product easy to use, integrate with the clinical workflow and be accessible on a user’s smartphone, tablet, and/or healthcare enterprise systems.

The Company operates wholly-owned subsidiaries in Australia, Germany, the Netherlands, the United Kingdom and Taiwan.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Butterfly Network, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019. All intercompany balances and transactions are eliminated upon consolidation.

The condensed consolidated balance sheet as of December 31, 2020, included herein, was derived from the audited consolidated financial statements as of that date, but does not include all disclosures, including certain notes required by U.S. GAAP, required on an annual reporting basis. Certain prior period amounts have been reclassified to conform to the current period presentation.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods. The results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter, the year ending December 31, 2021, or any other period.

Except as described elsewhere in this Note 2 including under the heading “Recent Accounting Pronouncements Adopted” and Note 3 “Business Combination”, there have been no material changes to the Company’s significant accounting policies as described in the audited consolidated financial statements as of December 31, 2020 and 2019.

COVID-19 Outbreak

The COVID-19 pandemic that began in 2020 has created significant global economic uncertainty and has impacted the Company’s operating results, financial condition and cash flows. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain, including those that result from new information that may emerge concerning COVID-19, the actions taken to contain or treat COVID-19 and the economic impacts of COVID-19.

The estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19, the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. The Company has not incurred any significant impairment losses in the carrying values of its assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require the Company to revise the estimates reflected in its condensed consolidated financial statements.

Although the Company has incurred recurring losses in each year since inception, the Company expects its cash and cash equivalents and marketable securities will be sufficient to fund operations for at least the next twelve months

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. At June 30, 2021, substantially all of the Company’s marketable securities were invested in mutual funds with one financial institution. At December 31, 2020, substantially all of the Company’s cash and cash equivalents were invested in money market accounts at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced significant losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents and marketable securities.

As of June 30, 2021 and December 31, 2020, no customer accounts for more than 10% of the Company’s accounts receivable. For the three and six months ended June 30, 2021 and 2020, no customer accounts for more than 10% of the total revenues.

Segment Information

The Company’s Chief Operating Decision Maker, its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single reportable segment. Substantially all of the Company’s long-lived assets are located in the United States. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.

Use of Estimates

The Company makes estimates and assumptions about future events that affect the amounts reported in its condensed consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates, judgments and assumptions.

The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements. Except with respect to estimates related to the warrant liabilities, there have been no material changes to the Company’s use of estimates as described in the audited consolidated financial statements as of December 31, 2020.

Investments in Marketable Securities

The Company’s investments in marketable securities are ownership interests in fixed income mutual funds. The equity securities are stated at fair value, as determined by quoted market prices. As the securities have readily determinable fair value, unrealized gains and losses are reported as other income (expense), net on the condensed consolidated statements of operations and comprehensive loss. Subsequent gains or losses realized upon redemption or sale of these securities are also recorded as other income (expense), net on the condensed consolidated statements of operations and comprehensive loss. The Company considers all of its investments in marketable securities as available for use in current operations and therefore classifies these securities within current assets on the condensed consolidated balance sheets.  For the three and six months ended June 30, 2021, the Company recognized $0.2 million and $0.5 million, respectively, of unrealized losses that relate to equity securities still held as of June 30, 2021.

Restricted Cash

Restricted cash includes deposits in financial institutions used to secure a lease agreement. The Company classified the amounts within other non-current assets as the deposit is used to secure a long-term lease. The amount shown as restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the condensed consolidated statement of cash flows.

Warrant Liability

The Company’s outstanding warrants include publicly-traded warrants (the “Public Warrants”) which were issued as one-third of a warrant per unit during the Company’s initial public offering on May 26, 2020 (the “IPO”) and warrants sold in a private placement to Longview’s sponsor (the “Private Warrants”). The Company evaluated its warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Since the Public Warrants and Private Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as long-term liabilities on the balance sheet at fair value upon the Closing of the Business Combination, with subsequent changes in their respective fair values recognized in the condensed consolidated statements of operations and comprehensive loss at each reporting date.

Recent Accounting Pronouncements Adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract (Topic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). As a result, eligible implementation costs incurred in a cloud computing arrangement that is a service contract are capitalized as prepaid expenses and other current assets on the balance sheet, recognized on a straight-line basis over its life in the statement of operations and comprehensive loss in the same line item as the fees for the associated arrangement, and the related activity is generally classified as an operating activity in the statement of cash flows. The Company prospectively adopted such guidance on January 1, 2021 and there was no material effect of adoption on the condensed consolidated financial statements as of and for the three and six months ended June 30, 2021.

Recent Accounting Pronouncements Issued but Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which outlines a comprehensive lease accounting model and supersedes the prior lease guidance. The new guidance requires lessees to recognize almost all of their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by the FASB, entities that have not yet issued or made available for issuance their financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance was effective for annual reporting periods beginning January 1, 2019, including interim periods within that annual reporting period. For other entities, this guidance is effective for the annual reporting period beginning January 1, 2022, and interim reporting periods within annual reporting periods beginning January 1, 2023. This will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. The impact of the Company's adoption of Topic 842 to the consolidated financial statements will be to recognize the operating lease commitments as operating lease liabilities and right-of-use assets upon adoption, which will result in an increase in the assets and liabilities recorded on the balance sheet. The Company is continuing its assessment, which may identify additional impacts Topic 842 will have on the condensed consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans, and available-for-sale debt securities. For public entities, this guidance was effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For other entities, this guidance is effective for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact the adoption of this pronouncement will have on the Company’s condensed consolidated financial statements and disclosures.

Note 3. Business Combination

On February 12, 2021 (the “Closing Date”), the Company consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation incorporated on November 12, 2020 (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”).

Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”, and such completion, the “Closing”), Merger Sub merged with and into Legacy Butterfly, with Legacy Butterfly surviving the Business Combination as a wholly-owned subsidiary of Longview (the “Merger”). In connection with the Transactions, Longview changed its name to “Butterfly Network, Inc.” and Legacy Butterfly changed its name to “BFLY Operations, Inc.”

The Merger is accounted for as a reverse recapitalization in accordance with U.S. GAAP  primarily due to the fact that Legacy Butterfly stockholders continue to control the Company following the closing of the Business Combination. Under this method of accounting, Longview is treated as the “acquired” company for accounting purposes and the Business Combination is treated as the equivalent of Legacy Butterfly issuing stock for the net assets of Longview, accompanied by a recapitalization. The net assets of Longview will be stated at historical cost, with no goodwill or other intangible assets recorded. Reported shares and earnings per share available to holders of the Company’s capital stock and equity awards prior to the Business Combination have been retroactively restated reflecting the exchange ratio established pursuant to the Business Combination Agreement (1:1.0383).

Pursuant to the Merger, at the Effective Time of the Merger (the “Effective Time”):

•	each share of Legacy Butterfly capital stock (other than the Legacy Butterfly Series A preferred stock) that was issued and outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive 1.0383 shares of the Company’s Class A common stock, rounded down to the nearest whole number of shares;

•	each share of Legacy Butterfly Series A preferred stock that was issued and outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive 1.0383 shares of the Company’s Class B common stock, rounded down to the nearest whole number of shares;

•

each option to purchase shares of Legacy Butterfly common stock, whether vested or unvested, that was outstanding and unexercised as of immediately prior to the Effective Time was assumed by the Company and became an option (vested or unvested, as applicable) to purchase a number of shares of the Company’s Class A common stock equal to the number of shares of Legacy Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent;

•	each Legacy Butterfly restricted stock unit outstanding immediately prior to the Effective Time was assumed by the Company and became a restricted stock unit with respect to a number of shares of the Company’s Class A common stock, rounded to the nearest whole share, equal to the number of shares of Legacy Butterfly common stock subject to such Legacy Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and

•	the principal amount plus accrued but unpaid interest, if any, on the Legacy Butterfly convertible notes outstanding as of immediately prior to the Effective Time was automatically canceled and converted into the right to receive shares of the Company’s Class A common stock, with such shares of the Company’s Class A common stock calculated by dividing the outstanding principal plus accrued interest, if any, of each Legacy Butterfly convertible note by $10.00, rounded down to the nearest whole number of shares.

In addition, on February 12, 2021, Longview filed the Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware, which became effective simultaneously with the Effective Time. As a consequence of filing the Restated Certificate, the Company adopted a dual class structure, comprised of the Company’s Class A common stock, which is entitled to one vote per share, and the Company’s Class B common stock, which is entitled to 20 votes per share. The Company’s Class B common stock is subject to a “sunset” provision if Jonathan M. Rothberg, Ph.D., the founder of Legacy Butterfly and Chairman of the Company (“Dr. Rothberg”), and other permitted holders of the Company’s Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of the Company’s Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Company’s Class B common stock) collectively held by Dr. Rothberg and permitted transferees of the Company’s Class B common stock as of the Effective Time.

In addition, concurrently with the execution of the Business Combination Agreement, on November 19, 2020, Longview entered into subscription agreements (the “Subscription Agreements”) with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).

The total number of shares of the Company’s Class A common stock outstanding immediately following the Closing was approximately 164,862,470, comprising:

59
	•	95,633,659 shares of the Company’s Class A common stock issued to Legacy Butterfly stockholders (other than certain holders of Legacy Butterfly Series A preferred stock) and holders of Legacy Butterfly convertible notes in the Merger;

•	17,500,000 shares of the Company’s Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing;

•	10,350,000 shares of the Company’s Class A common stock issued to holders of shares of Longview Class B common stock outstanding at the Effective Time; and
•	41,378,811 shares of the Company’s Class A common stock held by holders of Longview Class A common stock outstanding at the Effective Time.

The total number of shares of the Company’s Class B common stock issued at the Closing was approximately 26,426,937. Immediately following the Closing, Dr. Rothberg held approximately 76.2% of the combined voting power of the Company. Accordingly, Dr. Rothberg and his permitted transferees control the Company and the Company is a controlled company within the meaning of the corporate governance standards of the New York Stock Exchange (the “NYSE”).

The most significant change in the post-combination Company’s reported financial position and results was an increase in cash of $589.5 million. The Company as the accounting acquirer incurred $11.4 million in transaction costs relating to the Business Combination, which has been offset against the gross proceeds recorded in additional paid-in capital in the condensed consolidated statements of changes in convertible preferred stock and stockholders’ equity (deficit). The Company on the date of Closing used proceeds of the Transactions to pay off $30.9 million, representing all significant liabilities of the acquiree excluding the warrant liability. As of the date of the Closing, the Company recorded net liabilities of $186.5 million with a corresponding offset to additional paid-in capital. The net liabilities include warrant liabilities of $187.3 million and other insignificant assets and liabilities. The Company received proceeds of $0.6 million related to other transactions that occurred at the same time as the Business Combination.

Note 4. Revenue Recognition

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by product type and by geographical market. The Company believes that these categories aggregate the payor types by nature, amount, timing and uncertainty of their revenue streams. The following table summarizes the Company’s disaggregated revenues (in thousands) for the three and six months ended June 30, 2021 and 2020:

	Pattern of	Three months ended June 30,		Six months ended June 30,
	Recognition	2021	2020	2021	2020
By Product Type:
Devices and accessories	Point-in-time	$13,012	$9,990	$22,608	$17,199
Subscription services and other services	Over time	3,501	1,802	6,350	3,263
Total revenue		$16,513	$11,792	$28,958	$20,462
By Geographical Market:
United States		$11,146	$8,216	$20,042	$14,568
International		5,368	3,576	8,917	5,894
Total revenue		$16,513	$11,792	$28,958	$20,462

Contract Balances

Contract balances represent amounts presented in the condensed consolidated balance sheets when either the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. These contract balances include trade accounts receivable and deferred revenue. Deferred revenue represents cash consideration received from customers for services that are transferred to the customer over the respective subscription period. The accounts receivable balances represent amounts billed to customers for goods and services where the Company has an unconditional right to payment of the amount billed.

The following table provides information about receivables and deferred revenue from contracts with customers (in thousands):

	June 30,	December 31,
	2021	2020
Accounts receivable, net	$7,809	$5,752
Deferred revenue, current	10,894	8,443
Deferred revenue, non-current	4,840	2,790

The Company recognizes a receivable when it has an unconditional right to payment, and payment terms are typically 30 days for all product and service sales. The allowance for doubtful accounts was $0.4 million and $0.6 million as of June 30, 2021 and December 31, 2020, respectively.

The amount of revenue recognized during the three months ended June 30, 2021 and 2020 that was included in the deferred revenue balance at the beginning of the period was $3.6 million and $0.9 million, respectively. The amount of revenue recognized during the six months ended June 30, 2021 and 2020 that was included in the deferred revenue balance at the beginning of the period was $5.6 million and $1.9 million, respectively.

The Company incurs incremental costs of obtaining contracts and costs of fulfilling contracts with customers. The amount of costs capitalized during the three and six months ended June 30, 2021 and 2020 was not significant.

Transaction Price Allocated to Remaining Performance Obligations

On June 30, 2021, the Company had $20.6 million of remaining performance obligations. The Company expects to recognize 64% of its remaining performance obligations as revenue in the next twelve months, and an additional 36%  thereafter.

Note 5. Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
●	Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
●	Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with Level 3 inputs.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term or on-demand nature of these instruments.

There were no transfers between fair value measurement levels during the periods ended June 30, 2021 and December 31, 2020.

The Company determined the fair value of its Public Warrants as Level 1 financial instruments, as they are traded in active markets. Because any transfer of Private Warrants from the initial holder of the Private Warrants would result in the Private Warrants having substantially the same terms as the Public Warrants, management determined that the fair value of each Private Warrant is the same as that of a Public Warrant. Accordingly, the Private Warrants are classified as Level 2 financial instruments.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

		Fair Value Measurement Level
	Total	Level 1	Level 2	Level 3
June 30, 2021:
Marketable securities:
Mutual funds	$489,890	$489,890	$—	$—
Total assets at fair value on a recurring basis	$489,890	$489,890	$—	$—

Warrants:
Public Warrants	$66,652	$66,652	$—	$—
Private Warrants	33,102	—	33,102	—
Total liabilities at fair value on a recurring basis	$99,754	$66,652	$33,102	$—

The Company did not have any assets or liabilities similar to those above requiring fair value measurement at December 31, 2020.

Note 6. Inventories

A summary of inventories is as follows at June 30, 2021 and December 31, 2020 (in thousands):

	June 30,	December 31,
	2021	2020
Raw materials	$32,020	7,688
Work-in-progress	776	865
Finished goods	14,151	17,252
Total inventories	$46,947	$25,805

Work-in-progress represents inventory items in intermediate stages of production by third-party manufacturers. For the three and six months ended June 30, 2021, net realizable value inventory adjustments and excess and obsolete inventory charges were not significant and were recognized in product cost of revenues. For the three and six months ended June 30, 2020, net realizable value inventory adjustments and excess and obsolete inventory charges were $0.7 million and $0.7 million, respectively, and were recognized in product cost of revenues.

Note 7. Non-Current Assets

The Company’s property and equipment, net consists of the following at June 30, 2021 and December 31, 2020 (in thousands):

	June 30,	December 31,
	2021	2020
Property and equipment, historical cost	$11,754	$10,268
Less: accumulated depreciation and amortization	(4,318)	(3,398)
Property and equipment, net	$7,436	$6,870

Other non-current assets consist of the following at June 30, 2021 and December 31, 2020 (in thousands):

	June 30,	December 31,
	2021	2020
Security deposits	$1,883	$1,888
Restricted cash	4,000	—
Deferred offering costs	—	3,711
Other long-term assets	919	—
Total other non-current assets	$6,802	$5,599

Note 8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at June 30, 2021 and December 31, 2020 (in thousands):

	June 30,	December 31,
	2021	2020
Employee compensation	$8,177	$5,968
Customer deposits	1,165	1,177
Accrued warranty liability	370	646
Non-income tax	3,560	3,695
Professional fees	3,293	5,432
Vendor settlements	—	2,975
Other	2,762	2,069
Total accrued expenses and other current liabilities	$19,327	$21,962

Warranty expense activity for the three and six months ended June 30, 2021 and 2020 is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Balance, beginning of period	$1,186	$1,099	$1,826	$876
Warranty provision charged to operations	167	788	(225)	1,512
Warranty claims	(192)	(363)	(440)	(864)
Balance, end of period	$1,161	$1,524	$1,161	$1,524

The Company classifies its accrued warranty liability based on the timing of expected warranty activity. The future costs of expected activity greater than one year is recorded within other non-current liabilities on the condensed consolidated balance sheet.

Note 9. Convertible Preferred Stock

The Company has issued four series of Convertible Preferred Stock, Series A through Series D. The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company as of immediately prior to the Business Combination and December 31, 2020 (in thousands, except share and per share information):

		Issuance	Shares	Total			Initial
		Price	Authorized,	Proceeds or		Net	Liquidation
	Year of	per	Issued and	Exchange	Issuance	Carrying	Price per
Class	Issuance	share	Outstanding	Value	Costs	Value	share
Series A	2012	$0.04	26,946,090	$1,038	$11	$1,027	$0.77
Series B	2014	0.77	25,957,500	20,000	99	19,901	0.77
Series C	2014 – 2015	3.21	29,018,455	93,067	246	92,821	3.21
Series D	2018	9.89	25,275,073	250,000	2,812	247,188	9.89
			107,197,118

Prior to the completion of the Business Combination there were no significant changes to the terms of the Convertible Preferred Stock. Upon the Closing of the Business Combination, the Convertible Preferred stock converted into the right to receive Class A and Class B common stock based on the Business Combination’s conversion ratio of 1.0383 of the Company’s shares for each Legacy Butterfly share. The Company recorded the conversion at the carrying value of the Convertible Preferred Stock at the time of Closing.  There are no shares of Convertible Preferred Stock outstanding as of June 30, 2021.

Note 10. Equity Incentive Plans

The Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”) was adopted by its Board of Directors and stockholders in March 2012. The Butterfly Network, Inc. Amended and Restated 2020 Equity

Incentive Plan (the “2020 Plan”) was approved by the Board of Directors in the fourth quarter of 2020 and by the stockholders in the first quarter of 2021. Grants under the 2012 Plan and 2020 Plan are included in the tables below.

In connection with the Closing of the Business Combination, the Company adjusted the equity awards as described in Note 3 “Business Combination”. The adjustments to the awards did not result in incremental expense as the equitable adjustments were made pursuant to a preexisting, nondiscretionary anti-dilution provision in the 2012 Plan, and the fair-value, vesting conditions and classification of the awards are the same immediately before and after the modification.

Stock option activity

The following table summarizes the changes in the Company’s outstanding stock options for the six months ended June 30, 2021:

Number of
Options
Outstanding at December 31, 2020	26,708,329
Granted	2,929,935
Exercised	(5,326,940)
Forfeited	(6,960,118)
Outstanding at June 30, 2021	17,351,206

Each award will vest based on continued service which is generally over 4 years. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The grant date fair value was determined using similar methods and assumptions as those previously disclosed by the Company.

On January 23, 2021, the former Chief Executive Officer and member of the Board of Directors resigned from his position as Chief Executive Officer. Pursuant to the separation agreement between the former Chief Executive Officer and the Company, the former officer received equity-based compensation. The equity compensation includes the acceleration of vesting of the officer’s service based options. The acceleration of 1.6 million options was pursuant to the original option award agreement. The Company recognized $2.6 million of expense related to the acceleration of this option award during the six months ended June 30, 2021. No expense related to the acceleration of this option award was recognized during the three months ended June 30, 2021.

Restricted stock unit (“RSU”) activity

The following table summarizes the changes in the Company’s outstanding restricted stock units for the six months ended June 30, 2021:

Number of
RSUs
Outstanding at December 31, 2020	1,894,897
Granted	1,911,208
Vested	(467,234)
Forfeited	—
Outstanding at June 30, 2021	3,338,871

Included in the table above are service-based restricted stock units. During the six months ended June 30, 2021, the Company granted 0.9 million service-based awards. Each award will vest based on continued service which is generally over 4 years. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The fair value of restricted stock units was estimated on the date of grant based on the fair value of the Company’s Class A common stock.

Included in the table above are performance-based restricted stock units. In January 2021, the Company granted 1.0 million restricted stock units to certain employees. In 2020, the Company granted 1.9 million restricted stock units to certain employees and consultants, including a grant of 1.0 million restricted stock units to the Chairman of the Board and significant shareholder of Butterfly.  The awards are subject to certain service conditions and performance conditions. The service condition for these awards is satisfied by providing service to the Company based on the defined service period per the award agreement. The performance-based condition is satisfied upon the occurrence of a business combination event as defined in the award agreement. The achievement of the performance condition was deemed satisfied in the first quarter of 2021, as the completion of the Business Combination occurred.

The fair value of performance-based restricted stock units was estimated on the date of grant based on the fair value of the Company’s Class A common stock.  For each award, the Company recognizes the expense over the requisite service period as defined in the award agreement. During the six months ended June 30, 2021, the Company recognized the full grant date fair value of the awards for the Chairman of the Board and one other consultant as service to the Company was no longer required since the Business Combination closed in the first quarter of 2021. No expense for these awards was recognized during the three months ended June 30, 2021.  For the remaining awards, continued service is still required for the awards to continue to vest per the award agreements.

The Company’s total stock-based compensation expense for all stock option and restricted stock unit awards for the periods presented was as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cost of revenue – subscription	$1	$5	$3	$10
Research and development	1,562	1,174	2,953	2,433
Sales and marketing	2,085	493	3,758	1,026
General and administrative	4,090	990	21,321	1,876
Total stock-based compensation expense	$7,738	$2,662	$28,035	$5,345

Note 11. Net Loss Per Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of each class of the Company’s common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of the Company’s common stock, including those presented in the table below, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of the Company’s common stock outstanding would have been anti-dilutive. Since the Company was in a net loss position for all periods presented, the basic earnings per share (“EPS”) calculation excludes preferred stock as it does not participate in net losses of the Company.

As the Company uses the two-class method required for companies with multiple classes of common stock, the following table presents the calculation of basic and diluted net loss per share for each class of the Company’s common stock outstanding (in thousands, except share and per share amounts):

Three months ended June 30, 2021
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(2,537)	$(405)	$(2,942)
Numerator for basic and diluted EPS – loss available to common stockholders	$(2,537)	$(405)	$(2,942)
Denominator:
Weighted-average common shares outstanding	165,753,204	26,426,937	192,180,141
Denominator for basic and diluted EPS – weighted-average common stock	165,753,204	26,426,937	192,180,141
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)

Three months ended June 30, 2020
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(23,241)	$—	$(23,241)
Numerator for basic and diluted EPS – loss available to common stockholders	$(23,241)	$—	$(23,241)
Denominator:
Weighted-average common shares outstanding	6,034,191	—	6,034,191
Denominator for basic and diluted EPS – weighted-average common stock	6,034,191	—	6,034,191
Basic and diluted loss per share	$(3.85)	$—	$(3.85)

Six months ended June 30, 2021
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(3,138)	$(494)	$(3,632)
Numerator for basic and diluted EPS – loss available to common stockholders	$(3,138)	$(494)	$(3,632)
Denominator:
Weighted-average common shares outstanding	128,991,979	20,294,721	149,286,700
Denominator for basic and diluted EPS – weighted-average common stock	128,991,979	20,294,721	149,286,700
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)

Six months ended June 30, 2020
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(47,595)	$—	$(47,595)
Numerator for basic and diluted EPS – loss available to common stockholders	$(47,595)	$—	$(47,595)
Denominator:
Weighted-average common shares outstanding	6,006,711	—	6,006,711
Denominator for basic and diluted EPS – weighted-average common stock	6,006,711	—	6,006,711
Basic and diluted loss per share	$(7.92)	$—	$(7.92)

For the periods presented above, the net income per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Certificate of Incorporation. The undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B common stock as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

For the periods presented, anti-dilutive common equivalent shares were as follows:

	June 30,
	2021	2020
Outstanding options to purchase common stock	17,351,206	26,738,214
Outstanding restricted stock units	3,338,871	—
Outstanding warrants	20,653,028	—
Outstanding convertible preferred stock (Series A through D)	—	107,197,118
Total anti-dilutive common equivalent shares	41,343,105	133,935,332

Note 12. Related Party Transactions

Prior to the Closing of the Business Combination, there were no significant changes in the nature of the Company’s related party transactions since December 31, 2020. Pursuant to a First Addendum dated November 19, 2020 to the Amended and Restated Technology Services Agreement dated November 11, 2020 by and between the Company, 4Catalyzer Corporation (“4Catalyzer”), and other participant companies controlled by Dr. Rothberg (the “ARTSA”), Butterfly terminated its participation under the ARTSA immediately prior to the Effective Time of the Business Combination.

A summary of related-party transactions and balances with 4Catalyzer are as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Total incurred for operating expenses	$48	$1,418	$541	$3,067

	June 30,	December 31,
	2021	2020
Due from related parties	$25	$38
Due to related parties	13	154

Note 13. Loan Payable

In May 2020, the Company received loan proceeds of $4.4 million under the Paycheck Protection Program (“PPP”). The Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities. The Company accounted for the loan as debt. Following the Closing of the Business Combination discussed in Note 3 “Business Combination”, the Company repaid the loan in full in February 2021. The Company recognized an insignificant amount of interest expense in the condensed consolidated statement of operations and comprehensive loss related to the loan.

Note 14. Convertible Debt

In the year ended December 31, 2020, the Company issued convertible debt for total gross proceeds of $50.0 million.

Pursuant to the terms of the debt, at the Effective Time of the Merger discussed in Note 3 “Business Combination”, the convertible debt was automatically cancelled and converted into the right to receive shares of the Company’s Class A common stock. The debt was converted with $49.9 million, the net carrying value of the debt as of the Closing of the Business Combination, in stockholders’ equity with a corresponding decrease to the convertible debt for the principal, accrued interest and unamortized debt issuance costs in the condensed consolidated statement of operations and comprehensive loss.

The Company recorded interest expense and amortization expense for the issuance costs of $0.6 million and $0.1 million for the six months ended June 30, 2021 and 2020, respectively. The Company recorded interest expense and amortization expense for the issuance costs of $0.0 million and $0.1 million for the three months ended June 30, 2021 and 2020, respectively.

Note 15. Warrants

Public Warrants

The Company issued Public Warrants and Private Warrants in connection with its IPO. As of June 30, 2021, there were an aggregate of 13,799,695 outstanding Public Warrants, which entitle the holder to acquire Class A common stock. During the three and six months ended June 30, 2021, the amount of exercises of Public Warrants was not significant. The amount reclassified into equity upon the exercise of the Public Warrants was not significant.   Each whole warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning on May 26, 2021. The warrants will expire on February 12, 2026 or earlier upon redemption or liquidation.

Redemptions

At any time while the warrants are exercisable, Butterfly may redeem not less than all of the outstanding Public Warrants:

●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder;
●	provided that the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date Butterfly sends the notice of redemption to the warrant holders; and
●	provided that there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, and a current prospectus relating thereto, available through the 30-day redemption period or Butterfly has elected to require the exercise of the warrants on a “cashless basis” (as described below).

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants at $0.01 per warrant, each holder of Public Warrants will be entitled to exercise his, her or its Public Warrants prior to the scheduled redemption date.

If the Company calls the Public Warrants for redemption for $0.01 as described above, the Company’s Board of Directors may elect to require any holder that wishes to exercise his, her or its Public Warrant to do so on a “cashless basis.” If the Company’s Board of Directors makes such election, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” over the exercise price of the warrants by (y) the “fair market value.” For purposes of the redemption provisions of the warrants, the “fair market value” means the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Commencing 90 days after the warrants become exercisable, Butterfly may redeem not less than all of the outstanding Public Warrants and Private Warrants:

●	at $0.10 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption;
●	provided that the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

●	provided that the Private Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants; and
●	provided that there is an effective registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day redemption period.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants at $0.10 per warrant, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date on a cashless basis and receive that number of shares based on the redemption date and the “fair market value” of the Class A common stock, in accordance with a table set forth in the warrant agreement.

The Company evaluated the Public Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, in conjunction with the SEC Division of Corporation Finance’s April 12, 2021 Public Statement, Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the warrants may be settled in cash upon the occurrence of a tender offer or exchange offer in which the maker of the tender offer or exchange offer, upon completion of the tender offer or exchange offer, beneficially owns more than 50% of the outstanding shares of the Company’s Class A common stock, even if it would not result in a change of control of the Company. This provision would preclude the warrants from being classified in equity and thus the warrants should be classified as a liability.

Private Warrants

As of June 30, 2021, there were 6,853,333 Private Warrants outstanding. There have been no exercises of the Private Warrants. The Private Warrants are identical to the Public Warrants, except that so long as they are held by Longview Investors LLC (the “Sponsor”) or any of its permitted transferees, (i) the Private Warrants and the shares of Class A common stock issuable upon the exercise of the Private Warrants are not transferable, assignable or saleable until 30 days after the completion of the Business Combination, (ii) the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and (iii) the Private Warrants are not subject to Butterfly’s redemption option at the price of $0.01 per warrant. The Private Warrants are subject to Butterfly’s redemption option at the price of $0.10 per warrant, provided that the other conditions of such redemption are met, as described above. If the Private Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, in conjunction with the SEC Division of Corporation Finance’s April 12, 2021 Public Statement, Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the terms of the warrants provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder, and, because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

The Company recognized a gain of $33.5 million and $87.6 million as a change in fair value of warrant liabilities in the condensed consolidated statement of operations and comprehensive loss for the three and six months ended June 30, 2021, respectively.

Note 16. Commitments and Contingencies

Commitments

Operating leases:

The Company leases office space under operating leases. Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease. Rent expense under operating leases was $0.6 million and $0.5 million in the three months ended June 30, 2021 and 2020, respectively. Rent expense under operating leases was $1.1 million and $1.0 million in the six months ended June 30, 2021 and 2020, respectively.

In May 2021, the Company entered into a lease arrangement for office space in Burlington, MA. The lease expires in September 2032 and includes approximately $27.3 million of legally binding minimum lease payments. The Company has not yet taken possession of the leased office space. Accordingly, the Company has not met the criteria to commence accounting for the lease. No rent expense for this operating lease has been recognized during the three and six months ended June 30, 2021.

A security deposit in the amount of $4.0 million in the form of a letter of credit was delivered by the Company to the landlord as of June 30, 2021. The Company has secured the letter credit by depositing the same amount as the letter of credit at the financial institution that issued the letter of credit. The deposit is classified as restricted cash and included in other non-current assets on the condensed consolidated balance sheets.

The following is a schedule of future minimum rental payments under non-cancelable operating leases with initial terms in excess of one year (in thousands):

Years ending December 31:
Remainder of 2021	$597
2022	2,453
2023	3,832
2024	4,528
2025	4,672
Thereafter	27,081
Total future minimum rental payments	$43,163

Purchase commitments:

The Company enters into inventory purchase commitments with third-party manufacturers in the ordinary course of business. These commitments are generally non-cancellable and are based on sales forecasts. These agreements range from one to five-year periods and may contain fixed or minimum annual commitments, subject to certain provisions that allow the Company to renegotiate the commitment. The aggregate amount of minimum inventory purchase commitments as of June 30, 2021 was $142.8 million.

During 2019, the Company entered into an inventory supply agreement with a certain third-party manufacturing vendor. In November 2020, the Company and the vendor amended the 2019 inventory supply arrangement. The amended agreement included provisions to increase the aggregate purchase commitments to $169.3 million and extend the time frame of the agreement to December 2022. The provisions of the agreement also allow the Company, once the defined cumulative purchase threshold per the agreement is reached, to pay for a portion of the subsequent inventory purchases using the vendor advance.

The Company applied the guidance in Topic 330, Inventory to assess the purchase commitment as of June 30, 2021 and December 31, 2020 and determined no update to amounts previously recorded was required. The Company considered a variety of factors and data points when determining the existence and scope of a loss for the minimum purchase commitment. The factors and data points included Company-specific forecasts which are reliant on the Company’s limited sales history, agreement-specific provisions, macroeconomic factors and market and industry trends. Determining the loss is subjective and requires significant management judgment and estimates. Future events may differ from those assumed in the Company’s assessment, and therefore the loss may change in the future.

As of June 30, 2021, the Company has a prepaid advance of $36.4 million, net of write-downs and an accrual of $42.6 million related to the agreement. The portion of the balances that is expected to be utilized in the next 12 months is included in current assets and current liabilities in the accompanying condensed consolidated balance sheets.

Other commitments:

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the periods ended June 30, 2021 and December 31, 2020.

Contingencies

The Company is involved in litigation and legal matters from time to time, which have arisen in the normal course of business. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material effect on the Company’s condensed consolidated balance sheets, statements of operations and comprehensive loss, or statements of cash flows.

On December 14, 2020, Nidhish Nair, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Nair v. Longview Acquisition Corp., against Longview and the members of its Board of Directors (the “Nair Complaint”). On December 16, 2020, Eric Lau, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Lau v. Longview Acquisition Corp., against Longview, the members of its Board of Directors, and Legacy Butterfly (the “Lau Complaint”). The Nair Complaint and the Lau Complaint, which are referred to collectively as the Complaints, asserted a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against Longview in connection with the Business Combination between Longview and Legacy Butterfly. The Lau Complaint also asserted an aiding and abetting claim against Legacy Butterfly. The Complaints alleged, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the Business Combination, and (ii) that the Registration Statement on Form S-4 filed with the SEC on November 27, 2020 in connection with the Business Combination was materially misleading. The Complaints sought, among other things, to enjoin the Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. The Nair Complaint was voluntarily dismissed on February 21, 2021, and the Lau Complaint was voluntarily dismissed on March 2, 2021. During the second quarter of 2021, the Company paid an insignificant amount to resolve plaintiffs’ requests for an attorney fee award.

The Company enters into agreements that contain indemnification provisions with other parties in the ordinary course of business, including business partners, investors, contractors, customers and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s condensed consolidated statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.

17. Subsequent Events

During July 2021, the Company granted 1.3 million restricted stock units and 2.9 million stock options to employees and members of the Board of Directors. Each award will vest based on continued service which is generally over 3 or 4 years. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period.  The fair value of restricted stock units was estimated on the date of grant based on the fair value of the

Company’s Class A common stock. The grant date fair value of the stock options was determined using similar methods and assumptions as those previously disclosed by the Company.

During July 2021, the Company approved up to 0.3 million restricted stock units to employees. The awards are subject to certain service conditions and performance conditions. The service condition for these awards is satisfied by providing service to the Company based on the defined service period per the award agreement. The performance-based conditions are satisfied upon the occurrence of certain quantitative and qualitative criteria as defined in the award agreements. The achievement of the performance condition and the commencement of the related expense recognition event will not occur until the events are deemed probable. The Company will assess the probability of the occurrence of the performance condition during the performance period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our condensed consolidated results of operations and financial condition. The discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto contained in this Quarterly Report on Form 10-Q and the consolidated financial statements and notes thereto for the year ended December 31, 2020 contained in Amendment No. 2 to the Current Report on Form 8-K filed with the SEC on March 29, 2021. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2020, as amended, and of this Quarterly Report on Form 10-Q. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Butterfly Network, Inc. and its consolidated subsidiaries. The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020, respectively, present the financial position and results of operations of Butterfly Network, Inc. and its wholly-owned subsidiaries.

Overview

We are an innovative digital health business whose mission is to democratize healthcare by making medical imaging accessible to everyone around the world. Powered by our proprietary Ultrasound-on-Chip™ technology, our solution uses a unique combination of software and hardware enabling medical imaging to drive more clinical insight at patient point-of-care. With this technology, Butterfly created the only ultrasound transducer that can perform “whole-body imaging” in a single handheld probe using semiconductor technology. We are currently commercializing the second generation of our hardware product, the Butterfly iQ+, which was launched in October 2020. The first-generation product, Butterfly iQ, was launched in 2019. Our proprietary software and artificial intelligence (“AI”) solution are intended to make the product easy to use, integrated with the clinical workflow, and accessible on a user’s smartphone or tablet, as well as healthcare enterprise systems. Our portable, usable, accessible and affordable handheld solution is protected by a robust intellectual property portfolio with more than 800 patents granted or pending.

The Butterfly iQ / iQ+ is currently cleared as a Class II medical device by the U.S. Food and Drug Administration (“FDA”), received a medical device license in Canada and has the CE mark in Europe for use by health care practitioners. It is commercially available in over 20 countries including the United States, Canada, Australia, New Zealand and throughout greater Europe.

We are focused on driving the adoption of our handheld solution in order to democratize healthcare globally. We believe that the potential global addressable ultrasound market is estimated to be $8 billion. We seek to expand the addressable market through three strategies: increasing users, expanding use cases and expanding to more care settings where the Butterfly solutions are used. We also seek to increase touchpoints with our existing and potential customers through new sales channels such as medical and nursing schools, veterinarian usage, non-governmental organizations and distributors. Generally, we currently sell directly to users through our ecommerce channel and also sell to enterprise customers through our direct sales force and distributors.

We plan to continue to invest in the development of our products and solutions across the Butterfly platform. With the launch of Butterfly iQ+, we lowered manufacturing costs and improved capabilities including lower power consumption, Needle Viz™ technology, faster frame rates and improved interoperability. Additionally, over the course of 2021, we launched multiple new software features that improve image acquisition, added features for use cases and enhanced ease of use.

While we are driving revenue growth, we are also focused on improving gross profits by working to drive operational efficiencies in our supply chain and incorporate a greater mix of higher margin products and services over time.

COVID-19

The COVID-19 pandemic that began in 2020 has created significant global economic uncertainty. Uncertainty remains regarding the extent, timing and duration of the pandemic, including the emergence of new strains of the virus that may be more contagious or virulent and the extent to which the availability of vaccines and other safety measures will positively impact public health conditions. The uncertainty and potential economic volatility impact our customer base, supply chains, our business practices and our employees.

The COVID-19 pandemic and its economic impact have caused financial strain on our customer base due to decreased funding and other revenue shortfalls. However, more recently we have observed some improvements and decreased effects on our customer base with regards to the financial strain caused by the pandemic, resulting in increased sales volume.

In addition, COVID-19 continues to have an on-going adverse impact on global supply chains, including ours. We have experienced constraints in availability, increasing lead times and costs required to obtain some inventory components. We have been able to partially manage the cost impact on our supply chain as we have a multi-year purchase commitment for a key inventory component in our manufacturing process. We are also actively implementing new operating efficiencies in our supply chain processes to help offset the cost increases in component parts for our device.

The pandemic caused us to make modifications to our business practices, including work from home policies, establishing strict health and safety protocols for our offices specific to COVID-19 and imposing restrictions on employee travel. Our employees have resumed traveling to perform sales-generating and corporate activities, and we have opened our offices and have allowed employees at their discretion to return to our offices. We are designing and implementing a plan to allow employees to safely resume work in the office on a more regular basis.

We continue to closely monitor the developments of COVID-19 for any material impact on our business. Given the uncertainty and potential economic volatility of the impact of the COVID-19 pandemic, the recent positive developments we have experienced may change based on new information that may emerge concerning COVID-19, the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets.

Recent Developments

On February 12, 2021 we completed the business combination with Longview (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview Acquisition Corp. (“Longview”), Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”). The Business Combination was approved by Longview's stockholders at its special meeting held on February 12, 2021.  The transaction resulted in the Company being renamed to "Butterfly Network, Inc.," Legacy Butterfly being renamed “BFLY Operations, Inc.” and the Company’s Class A common stock and warrants to purchase Class A common stock commencing trading on the New York Stock Exchange ("NYSE") on February 16, 2021 under the symbol "BFLY" and “BFLY WS”, respectively. As a result of the Business Combination, we received gross proceeds of approximately $589 million.

On May 27, 2021, we entered into an office lease agreement (the “Lease”) with NEEP Investors Holdings LLC (the “Landlord”) for approximately 61,138 rentable square feet consisting of the entire building located at 1600 District Avenue, Burlington, Massachusetts (the “Premises”). The Premises covered by the Lease will serve as our new principal office. The initial term of the Lease is ten (10) years and eight (8) months beginning on the lease commencement date, which is expected to be January 14, 2022.  We delivered a security deposit in the amount of $4.0 million in the form of a letter of credit to the Landlord as of June 30, 2021.

Key Performance Metrics

We review the key performance measures discussed below, to evaluate business and measure performance, identify trends, formulate plans and make strategic decisions.

Units fulfilled

We define units fulfilled as the number of devices whereby control is transferred to a customer. We do not adjust this metric for returns as our volume of returns has historically been low. We view units fulfilled as a key indicator of the growth of our business. We believe that this metric is useful to investors because it presents our core growth and performance of our business period over period.

Units fulfilled increased by 1,488, or 29.8%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, primarily due to increased international and domestic demand driven by additional investment in sales and marketing activities.

Subscription Mix

We define subscription mix as a percentage of our total revenue recognized in a reporting period that is subscription based, consisting primarily of our software as a service (“SaaS”) offering. We view subscription mix as a key indicator of the profitability of our business, and thus we believe that this metric is useful to investors. Because the costs and associated expenses to deliver our subscription offerings are lower as a percentage of sales than the costs of sales of our products, we believe a shift towards subscription will result in an improvement in profitability and margin expansion.

Subscription mix increased by 5.9 percentage points, to 21.2% for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. The increase was due to increased volume of device sales and increases in subscription renewals, as well as the timing of revenue recognition for our SaaS and other subscription contracts. Revenue from such contracts is deferred and recognized over the service period.

Non-GAAP Financial Measures

We present non-GAAP financial measures in order to assist readers of our condensed consolidated financial statements in understanding the core operating results that our management uses to evaluate the business and for financial planning purposes. Our non-GAAP financial measures, Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA, provide an additional tool for investors to use in comparing our financial performance over multiple periods.

Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA are key performance measures that our management uses to assess our operating performance. Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA facilitate internal comparisons of our operating performance on a more consistent basis. We use these performance measures for business planning purposes and forecasting. We believe that Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA enhance an investor’s understanding of our financial performance as they are useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.

Our Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate these measures in the same manner. Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA are not prepared in accordance with U.S. GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. When evaluating our performance, you should consider Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA alongside other financial performance measures prepared in accordance with U.S. GAAP, including gross profit, gross margin, operating loss and net loss.

Adjusted Gross Profit and Adjusted Gross Margin

We calculate Adjusted Gross Profit as gross profit adjusted to exclude depreciation and amortization and non-recurring changes to our warranty liability. We calculate Adjusted Gross Margin as gross margin adjusted to exclude depreciation and amortization and non-recurring changes to our warranty liability. Our changes in the warranty liability are excluded from gross profit and gross margin when they are outside the normal course of operations for our business. The non-recurring warranty liability adjustments are for changes in our warranty policy resulting from a shift in product lines that impacted our estimate of future warranty costs. We also exclude from gross profit and gross margin non-recurring losses on purchase commitments and non-recurring inventory write-downs when they are outside the normal course of business and in the period the expenses are incurred. The periods shown below do not include such expenses.

The following table reconciles Adjusted Gross Profit to gross profit and Adjusted Gross Margin to gross margin, the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$16,513	$11,792	$28,958	$20,462
Cost of revenue	8,293	11,627	14,320	21,133
Gross profit	$8,220	$165	$14,638	$(671)

Gross margin	49.8%	1.4%	50.5%	(3.3)%

Add:
Depreciation and amortization	72	24	160	46
Warranty liability policy change	—	—	(560)	—
Adjusted gross profit	$8,292	$189	$14,238	$(625)

Adjusted gross margin	50.2%	1.6%	49.2%	(3.1)%

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, other expense, net, provision for income taxes, depreciation and amortization, stock-based compensation, changes in the fair value of warrant liabilities and other non-recurring items. The other non-recurring items include costs related to our executive transition, discretionary transaction bonuses and other fees incurred with the close of the Business Combination and adjustments for the warranty liability policy changes. Our non-recurring discretionary bonuses are excluded from Adjusted EBITDA when they are outside the normal course of operations for our business and were given at the discretion of management due to the completion of the Business Combination. The non-recurring costs related to the executive transition include one-time severance and bonus payments and the recruiting expenses for our current CEO. The non-recurring warranty liability adjustments are for changes in our warranty policy resulting from a shift in product lines that impacted our estimate of future warranty costs. We also exclude from Adjusted EBITDA non-recurring losses on purchase commitments and non-recurring inventory write-downs when they are outside the normal course of business and in the period the expenses are incurred. The periods shown below do not include such expenses.

The following table reconciles Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
(In thousands)	2021	2020	2021	2020
Net loss	$(2,942)	$(23,241)	$(3,632)	$(47,595)
Interest income	(607)	(23)	(846)	(222)
Interest expense	7	113	645	118
Change in fair value of warrant liabilities	(33,458)	—	(87,570)	—
Other expense, net	262	70	895	99
Provision for income taxes	51	10	75	20
Stock based compensation	7,738	2,662	28,035	5,345
Depreciation and amortization	456	308	915	593
CEO transition costs	—	—	5,398	—
Warranty liability policy change	—	—	(560)	—
Transaction bonus	—	—	1,653	—
Adjusted EBITDA	$(28,493)	$(20,101)	$(54,992)	$(41,642)

Description of Certain Components of Financial Data

Revenue

Revenue consists of revenue from the sale of products, such as medical devices and accessories, and related services, classified as subscription revenue on our condensed consolidated statements of operations and comprehensive loss, which are SaaS subscriptions and Support. SaaS subscriptions include licenses for teams and individuals as well as enterprise level subscriptions. For sales of products, which include the ultrasound devices and any ultrasound device accessories, revenue is recognized at a point in time upon transfer of control to the customer. SaaS subscriptions and Support are generally related to stand-ready obligations and are recognized ratably over time.

Over time as adoption of our devices increases through further market penetration and as practitioners in the Butterfly network continue to use our devices, we expect our annual revenue mix to shift more toward subscriptions. The quarterly revenue mix may be impacted by the timing of device sales.

Cost of revenue

Cost of product revenue consists of product costs including manufacturing costs, personnel costs and benefits, inbound freight, packaging, warranty replacement costs, payment processing fees and inventory obsolescence and write-offs. We expect our cost of product revenue to fluctuate over time due to the level of units fulfilled in any given period and decrease as a percentage of revenues over time as we focus on operational efficiencies in our supply chain.

Cost of subscription revenue consists of personnel costs, cloud hosting costs and payment processing fees. Because the costs and associated expenses to deliver our SaaS offerings are less than the costs and associated expenses of manufacturing and selling our device, we anticipate an improvement in profitability and margin expansion over time as our mix shifts increasingly towards subscriptions.

We plan to continue to invest additional resources into our products to expand and further develop our offerings. The level and timing of investment in these areas could affect our cost of revenue in the future.

Research and development (R&D)

Research and development expenses primarily consist of personnel costs and benefits, facilities-related expenses, depreciation expense, consulting and professional fees, fabrication services, software and other outsourcing expenses. Most of our research and development expenses are related to developing new products and services and improving existing products and services, which we define as not having reached the point of commercialization, and improving our products and services that have been commercialized. Consulting expenses are related to general development activities and clinical/regulatory research. Fabrication services include certain third-party engineering costs, product testing and test boards. Research and development expenses are expensed as incurred. We expect to continue to make substantial investments in our product development, clinical and regulatory capabilities. Prospectively, we expect R&D spending as a percentage of revenues will increase in the near term and then fluctuate over time due to the level and timing of our product development efforts.

Sales and marketing

Sales and marketing expenses primarily consist of personnel costs and benefits, third party logistics, fulfillment and outbound shipping costs, digital marketing, advertising, promotional, as well as conferences, meetings and other events and related facilities and information technology costs. We expect our sales and marketing expenses to increase in absolute dollars in the long term as we continue to increase the size of our direct sales force and sales support personnel and expand into new products and markets. We expect our sales and marketing expenses will also increase in the near term as we promote our brand through marketing and advertising initiatives, expand market presence and hire additional personnel to drive penetration and generate leads. We expect that sales and marketing expenses as a percentage of revenues will increase in the near term and then fluctuate over time as we evaluate expansion opportunities.

General and administrative

General and administrative expenses primarily consist of personnel costs and benefits, patent and filing fees, facilities costs, office expenses and outside services. Outside services consist of professional services, legal and other professional fees. We expect our general and administrative expenses to increase in absolute dollars in the foreseeable future. We anticipate general and administrative expenses as a percentage of revenues will fluctuate over time due to the timing and amount of these expenses.

Results of Operations

We operate as a single reportable segment to reflect the way our chief operating decision maker (“CODM”) reviews and assesses the performance of the business. The accounting policies are described in Note 2 in our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q.

	Three months ended June 30,				Six months ended June 30,
	2021		2020		2021		2020
		% of		% of		% of		% of
(in thousands)	Dollars	revenue	Dollars	revenue	Dollars	revenue	Dollars	revenue
Revenue:
Product	$13,012	78.8%	$9,990	84.7%	$22,608	78.1%	$17,199	84.1%
Subscription	3,501	21.2%	1,802	15.3%	6,350	21.9%	3,263	15.9%
Total revenue:	$16,513	100.0%	$11,792	100.0%	$28,958	100.0%	$20,462	100.0%
Cost of revenue:
Product	7,858	47.6%	11,385	96.5%	13,506	46.6%	20,647	100.9%
Subscription	435	2.6%	242	2.1%	814	2.8%	486	2.4%
Total cost of revenue:	$8,293	50.2%	$11,627	98.6%	$14,320	49.5%	$21,133	103.3%
Gross profit	$8,220	49.8%	$165	1.4%	$14,638	50.5%	$(671)	(3.3)%

Operating expenses:
Research and development	17,088	103.5%	11,940	101.3%	32,804	113.3%	24,456	119.5%
Sales and marketing	10,540	63.8%	5,955	50.5%	20,347	70.3%	11,870	58.0%
General and administrative	17,279	104.6%	5,341	45.3%	51,920	179.3%	10,583	51.7%
Total operating expenses	$44,907	271.9%	$23,236	197.0%	$105,071	362.8%	$46,909	229.2%

Loss from operations	$(36,687)	(222.2)%	$(23,071)	(195.6)%	$(90,433)	(312.3)%	$(47,580)	(232.5)%
Interest income	607	3.7%	23	0.2%	846	2.9%	222	1.1%
Interest expense	(7)	(0.0)%	(113)	(1.0)%	(645)	(2.2)%	(118)	(0.6)%
Change in fair value of warrant liabilities	33,458	202.6%	—	—%	87,570	302.4%	—	—%
Other income (expense), net	(262)	(1.6)%	(70)	(0.6)%	(895)	(3.1)%	(99)	(0.5)%

Loss before provision for income taxes	$(2,891)	(17.5)%	$(23,231)	(197.0)%	$(3,557)	(12.3)%	$(47,575)	(232.5)%

Provision for income taxes	51	0.3%	10	0.1%	75	0.3%	20	0.1%

Net loss	$(2,942)	(17.8)%	$(23,241)	(197.1)%	$(3,632)	(12.5)%	$(47,595)	(232.6)%

Comparison of the three months ended June 30, 2021 and 2020

Revenue

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Revenue:
Product	$13,012	$9,990	$3,022	30.3%
Subscription	3,501	1,802	1,699	94.3%
Total revenue:	$16,513	$11,792	$4,721	40.0%

Total revenue increased by $4.7 million, or 40.0%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Product revenue increased by $3.0 million, or 30.3%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. The increase in product revenue was primarily driven by a higher volume of Butterfly iQ+ probes sold, as a result of our increased investment in our sales and marketing efforts domestically and internationally. For the three months ended June 30, 2020, revenue was positively impacted by COVID-19, as the Butterfly iQ was utilized in the monitoring of acute symptoms of COVID-19. We are unable to measure precisely the positive impact of COVID-19 on our revenue for the three months ended June 30, 2020.

Subscription revenue increased by $1.7 million, or 94.3%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. The increase was driven by an increased volume of our SaaS subscriptions sold in conjunction with sales of our devices as well as the increase from subscription renewals year over year.

Cost of revenue

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Cost of revenue:
Product	$7,858	$11,385	$(3,527)	(31.0)%
Subscription	435	242	193	79.8%
Total cost of revenue	$8,293	$11,627	$(3,334)	(28.7)%
Percentage of revenue	50.2%	98.6%

Cost of product revenue decreased by $3.5 million, or 31.0%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This decrease was driven by the sale of our second generation product, the Butterfly IQ+, in the quarter ended June 30, 2021 as opposed to the Butterfly IQ in the quarter ended June 30, 2020.  The IQ+’s lower product cost, the non-recurrence of net realizable value inventory adjustments and excess and obsolete inventory charges and lower warranty cost primarily accounted for $3.7 million of the decrease in costs associated with product sales. The decreases were offset by items that were not significant.

Cost of subscription revenue increased by $0.2 million, or 79.8%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily driven by increased cloud hosting costs.

Research and development

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Research and development	$17,088	$11,940	$5,148	43.1
Percentage of revenue	103.5%	101.3%

Research and development expenses increased by $5.1 million, or 43.1%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily driven by increases in personnel costs including stock-based compensation expense of $4.4 million, as we continue to invest in expanding our internal product development capabilities.

Sales and marketing

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Sales and marketing	$10,540	$5,955	$4,585	77.0%
Percentage of revenue	63.8%	50.5%

Sales and marketing expenses increased by $4.6 million, or 77.0%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily driven by increases in personnel cost including stock-based compensation and benefits of $3.2 million associated with increases in sales and sales personnel and an increase in demand generation costs of $0.9 million due to investments made to promote sales growth.

General and administrative

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
General and administrative	$17,279	$5,341	$11,938	223.5%
Percentage of revenue	104.6%	45.3%

General and administrative expenses increased by $11.9 million, or 223.5%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily driven by increases in personnel cost including stock-based compensation and benefits of $6.1 million associated with investments to scale up our back-office support and executive functions. In addition, the general and administrative  increase is due to increased recruiting expense of $1.0 million to support our investments in personnel growth, increased professional service fees of $2.8 million and other general and administrative costs incremental to being a publicly traded company of $1.2 million.

Loss from operations

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Loss from operations	$(36,687)	$(23,071)	$(13,616)	59.0%
Percentage of revenue	(222.2)%	(195.6)%

Loss from operations increased by $13.6 million, or 59.0%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily a result of increases in operating expenses of $21.7 million partially offset by an increase in gross profit of $8.1 million. The increase in gross profit was primarily due to higher volume sales and lower cost of product revenue.

Net loss

	Three months ended June 30,
(in thousands)	2021	2020	Change	% Change
Net loss	$(2,942)	$(23,241)	$20,299	(87.3)%
Percentage of revenue	(17.8)%	(197.1)%

Net loss decreased by $20.3 million, or 87.3%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. This increase was primarily a result of an increase in the operating loss of $13.6 million, offset by the gain for the change in the fair value of the warrant liabilities of $33.5 million. The warrant liabilities were recorded as part of the business combination and therefore did not exist in the prior year.

Comparison of the six months ended June 30, 2021 and 2020

Revenue

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Revenue:
Product	$22,608	$17,199	$5,409	31.4%
Subscription	6,350	3,263	3,087	94.6%
Total revenue:	$28,958	$20,462	$8,496	41.5%

Total revenue increased by $8.5 million, or 41.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Product revenue increased by $5.4 million, or 31.4%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase in product revenue was primarily driven by a higher volume of Butterfly iQ+ probes sold, as a result of our increased investment in our sales and marketing efforts domestically and internationally. For the six months ended June 30, 2020, revenue was positively impacted by COVID-19, as the Butterfly iQ was utilized in the monitoring of acute symptoms of COVID-19. We are unable to measure precisely the positive impact of COVID-19 on our revenue for the six months ended June 30, 2020.

Subscription revenue increased by $3.1 million, or 94.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was driven by an increased volume of our SaaS subscriptions sold in conjunction with sales of our devices as well as the increase from subscription renewals year over year.

Cost of revenue

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Cost of revenue:
Product	$13,506	$20,647	$(7,141)	(34.6)%
Subscription	814	486	328	67.5%
Total cost of revenue	$14,320	$21,133	$(6,813)	(32.2)%
Percentage of revenue	49.5%	103.3%

Cost of product revenue decreased by $7.1 million, or 34.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This decrease was driven by the sale of our second generation product, the Butterfly IQ+, in the period ended June 30, 2021 as opposed to the Butterfly IQ in the period ended June 30, 2020.  The IQ+’s lower product cost, the non-recurrence of net realizable value inventory adjustments and excess and obsolete inventory charges and lower warranty cost primarily accounted for $7.6 million of the decrease in costs associated with product sales. The decreases were offset by items that were not significant.

Cost of subscription revenue increased by $0.3 million, or 67.5%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily driven by increased cloud hosting costs.

Research and development

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Research and development	$32,804	$24,456	$8,348	34.1%
Percentage of revenue	113.3%	119.5%

Research and development expenses increased by $8.4 million, or 34.1%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily driven by increases in personnel costs including stock-based compensation expense of $8.4 million, as we continue to invest in expanding our internal product development capabilities. These expenses were partially offset by items that were not significant.

Sales and marketing

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Sales and marketing	$20,347	$11,870	$8,477	71.4%
Percentage of revenue	70.3%	58.0%

Sales and marketing expenses increased by $8.5 million, or 71.4%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily driven by increases in personnel cost including stock-based compensation and benefits of $6.0 million associated with increases in sales and sales personnel and an increase in demand generation costs of $1.8 million due to investments made to promote sales growth.

General and administrative

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
General and administrative	$51,920	$10,583	$41,337	390.6%
Percentage of revenue	179.3%	51.7%

General and administrative expenses increased by $41.3 million, or 390.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase is primarily due to an increase in stock-based compensation expense of $19.5 million due to the additional awards granted and the performance condition for certain restricted stock units being achieved in connection with the Closing of the Business Combination. We began to recognize expense for those awards upon the Closing of the Business Combination. In addition to stock-based compensation, the increase was primarily driven by increased personnel costs of $9.6 million due to investments made to scale up our back-office support and executive functions and personnel costs with regards to our CEO transition, recruiting expense of $2.9 million, increased consulting and professional services of $6.3 million and other general and administrative costs incremental to being a publicly traded company of $1.8 million.

Loss from operations

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Loss from operations	$(90,433)	$(47,580)	$(42,853)	90.1%
Percentage of revenue	(312.3)%	(232.5)%

Loss from operations increased by $42.9 million, or 90.1%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily a result of increases in operating expenses of $58.1 million offset by an increase in gross profit of $15.3 million. The increase in gross profit was primarily due to higher volume sales and lower cost of product revenue.

Net loss

	Six months ended June 30,
(in thousands)	2021	2020	Change	% Change
Net loss	$(3,632)	$(47,595)	$43,963	(92.4)%
Percentage of revenue	(12.5)%	(232.6)%

Net loss decreased by $44.0 million, or 92.4%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily a result of an increase in the operating loss of $42.9 million, offset by the gain for the change in the fair value of the warrant liabilities $87.6 million. The warrant liabilities were recorded as part of the business combination and therefore did not exist in the prior year.

Liquidity and Capital Resources

Since our inception, our primary sources of liquidity are cash flows from operations and issuances of preferred stock and convertible notes. In addition, on February 12, 2021, we completed the Business Combination, and as a result we received gross proceeds of approximately $589 million. Our primary uses of liquidity are operating expenses, working capital requirements and capital expenditures. Cash flows from operations have been historically negative as we continue to develop new products and services and increase our sales and marketing efforts. We expect to be cash flow negative on an annual basis, although we may have quarterly results where cash flows from operations are positive.

We expect to continue to incur net losses in the short term, as we continue to invest in research and development of our products and invest in the sales and marketing and expand into new markets and verticals.

We expect that the funds raised in connection with the Business Combination and cash flows from operations will be sufficient to meet our liquidity, capital expenditure, and anticipated working capital requirements and fund our operations for at least the next 12 months. We expect to use the funds raised in connection with the Business Combination to scale our sales and marketing capabilities, develop new products and services, and for working capital and general corporate purposes.

Our cash and cash equivalents and investment in marketable securities balance as of June 30, 2021 was $509.5 million, including $4.0 million of restricted cash. Our future capital requirements may vary from those currently planned and will depend on various factors, including our rate of revenue growth and the timing and extent of spending on strategic business initiatives.

The Company has restricted cash of $4.0 million as of June 30, 2021 to secure a letter of credit for one of the Company’s leases. The Company expects to have a letter of credit as security deposit for the duration of the lease.

Cash flows

Comparison of the period for the six months ended June 30, 2021 and June 30, 2020

The following table summarizes our sources and uses of cash for the six months ended June 30, 2021 and June 30, 2020:

	Six months ended June 30,
(in thousands)	2021	2020
Net cash used in operating activities	$(99,929)	$(39,406)
Net cash used in investing activities	(492,343)	(1,908)
Net cash provided by financing activities	555,671	24,740
Net decrease in cash, cash equivalents and restricted cash	$(36,601)	$(16,574)

Net cash used in operating activities

Net cash used in operating activities represents the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by historical financing activities such as the Business Combination will continue to be our primary source of funds to support operating needs and capital expenditures for the foreseeable future.

Net cash used in operating activities increased by $60.5 million, or 153.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase in net cash used in operating activities was due to a $18.1 million increase in inventory resulting from increased purchases largely stemming from our minimum purchase commitments, a $6.9 million increase in prepaid expenses and other assets to be used in operations, as well as a $11.7 million decrease in accounts payable and accrued expenses due to the timing of expenses and payments and a $64.8 million decrease in adjustments to reconcile net loss partially offset by a $44.0 million decrease in net losses.

Net cash used in investing activities

Net cash used in investing activities increased by $490.4 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase was primarily due to the investment activity for the funds received from the Business Combination.

Net cash provided by financing activities

For the six months ended June 30, 2021, net cash provided by financing activities increased by $530.9 million compared to the six months ended June 30, 2020. The increase was primarily due to net proceeds from the Business Combination of $547.8 million. Additionally, the proceeds from the exercise of stock options increased by $11.5 million which was partially offset by a $4.4 million loan repayment under the Paycheck Protection Program and the non-recurrence of $20.2 million of proceeds from the issuance of convertible debt in fiscal 2020.

Contractual Obligations

As of June 30, 2021, our contractual obligations were as follows:

(in thousands)	Total	< 1 year	1-3 Years	3-5 Years	> 5 years
Operating leases	$43,163	$1,612	$7,508	$9,345	$24,698
Purchase obligations (1)	142,801	53,040	89,761	—	—
Total contractual obligations	$185,964	$54,652	$97,269	$9,345	$24,698

(1)	Purchase obligations include all legally binding contracts and relate to firm commitments for inventory purchases. Our purchase obligations are related to a contract for a key inventory component in our manufacturing process. Purchase orders that are not binding agreements are excluded from the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Except as described in Note 2 “Summary of Significant Accounting Policies – Recent Accounting Pronouncements Adopted” and “Summary of Significant Accounting Policies – Recent Accounting Pronouncements Issued but Not Yet Adopted” to our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates disclosed in our Annual Report on Form 10-K.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 “Summary of Significant Accounting Policies – Recent Accounting Pronouncements Adopted” to our condensed consolidated financial statements contained in this Quarterly Report on Form 10-Q.

Emerging Growth Company

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained in this report may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

However, based on the market value of the Company's common stock held by non-affiliates as of June 30, 2021, the Company expects to become a large-accelerated filer and thus cease to be an emerging growth company on December 31, 2021. At that time, the Company will be required to adopt new or revised accounting standards as required by public companies, including those standards which the Company had previously deferred pursuant to the JOBS Act. Additionally, the Company will no longer be able to take advantage of the reduced regulatory and reporting requirements of emerging growth companies described above.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We did not have any floating rate debt as of June 30, 2021. Our cash, cash equivalents and marketable securities are comprised primarily of bank deposits and equity interests in mutual funds. The primary objective of our investments is the preservation of capital to fulfill liquidity needs. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not expect cash flows to be affected to any significant degree by a sudden change in market interest rates.

Foreign Exchange Risk

We operate our business primarily within the United States and currently execute the majority of our transactions in U.S. dollars. We have not utilized hedging strategies with respect to such foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our condensed consolidated financial statements.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that, solely due to the Company’s material weakness as described below and in Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2020 filed on May 12, 2021, our disclosure controls and procedures were not effective as of June 30, 2021.

Material Weakness in Internal Control over Financial Reporting

As previously disclosed in our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2020, we identified a material weakness in our internal controls over financial reporting related to inaccurate accounting for public warrants and private placement warrants issued in connection with our initial public offering. Notwithstanding this material weakness, management has concluded that our unaudited financial statements included in this Quarterly Report on Form 10-Q are fairly stated in all material respects in accordance with GAAP for each of the periods presented therein.

Plan for Remediation of the Material Weakness in Internal Control over Financial Reporting

In response to this material weakness, the Company’s management has expended, and will continue to expend, a substantial amount of effort and resources for the remediation and improvement of our internal control over financial reporting. While we have processes to properly identify and evaluate the appropriate accounting technical pronouncements and other literature for all significant or unusual transactions, we are improving these processes to ensure that the nuances of such transactions are effectively evaluated in the context of the increasingly complex accounting standards.

We are continually working to remediate the identified material weakness in internal control over financial reporting and execute on our plan to remediate the material weakness. Our plans at this time include acquiring enhanced access to accounting literature, research materials and documents and improving the communication among our personnel and third-party professionals with whom we may consult regarding the application of complex accounting transactions.

Our remediation plan can only be accomplished over time and will be continually reviewed to determine that it is achieving its objectives. We believe we are making progress toward achieving the effectiveness of our internal controls and disclosure controls; however we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

Changes in Internal Control over Financial Reporting

Other than the changes made to remediate the material weakness described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On December 14, 2020, Nidhish Nair, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Nair v. Longview Acquisition Corp., against Longview and the members of its board directors, or the Nair Complaint. On December 16, 2020, Eric Lau, a purported stockholder of Longview, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Lau v. Longview Acquisition Corp., against Longview, the members of its board of directors, and Legacy Butterfly, or the Lau Complaint. The Nair Complaint and the Lau Complaint, which we refer to collectively as the Complaints, asserted a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against Longview in connection with the Business Combination between Longview and Legacy Butterfly. The Lau Complaint also asserted an aiding and abetting claim against Legacy Butterfly. The Complaints alleged, among other things, that (i) defendants engaged in an unfair sales process and agreed to inadequate consideration in connection with the Business Combination, and (ii) that the Registration Statement on Form S-4 filed with the SEC on November 27, 2020 in connection with the Business Combination was materially misleading. The Complaints sought, among other things, to enjoin the Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. The Nair Complaint was voluntarily dismissed on February 21, 2021, and the Lau Complaint was voluntarily dismissed on March 2, 2021. During the second quarter of 2021, the Company paid an insignificant amount to resolve plaintiffs’ request for an attorney fee award.

Item 1A. Risk Factors

Our business, results of operations and financial condition are subject to various risks and uncertainties including the risk factors described under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, filed with the SEC on March 29, 2021, as amended on May 12, 2021 (the “2020 Annual Report on Form 10-K). There have been no material changes to the risk factors described in the 2020 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Not applicable.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended June 30, 2021.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits

See Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
10.1+	Employment Agreement between Butterfly Network, Inc. and Todd M. Fruchterman, M.D., Ph.D.		Form 8-K (Exhibit 10.1)	7/22/2021	001-39292
10.2+	Offer of Employment Letter, dated as of April 6, 2021, by and between Butterfly Network, Inc. and Timothy Trodden.	X
10.3+	Offer of Employment Letter, dated as of June 3, 2021, by and between Butterfly Network, Inc. and Andrei G. Stoica.	X
10.4+	Executive Severance Plan.		Form S-1/A (Exhibit 10.21)	5/12/21	333-254836
10.5+	Separation Agreement, dated as of July 28, 2021, by and between Butterfly Network, Inc. and David Perri.	X
10.6	Office Lease Agreement, dated as of May 27, 2021, by and between Butterfly Network, Inc. and NEEP Investors Holdings LLC.		Form 8-K (Exhibit 10.1)	5/28/21	001-39292
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32*	Certifications of the Chief Executive Officer and Chief Financial Officer	X

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its Inline XBRL tags are embedded within the Inline XBRL document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	X

+	Management contract or compensatory plan or arrangement.
*	The certifications attached as Exhibit 32 that accompany this Quarterly Report on Form 10-Q are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Butterfly Network, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTTERFLY NETWORK, INC.

Date: August 9, 2021	By:	/s/ Todd Fruchterman, M.D., Ph.D.
Todd Fruchterman, M.D., Ph.D.
President and Chief Executive Officer

Date: August 9, 2021	By:	/s/ Stephanie Fielding
Stephanie Fielding
Chief Financial Officer

Exhibit 10.2

April 6, 2021

Timothy Trodden

Dear Tim:

On behalf of Butterfly Network, I am pleased to offer you a position as Senior Vice President and Chief Human Resources Officer, beginning on or around April 19, 2021. You will report directly to me. This offer is contingent upon the approval of the Compensation Committee of the Butterfly Network Board of Directors. Such approval will be requested on or about April 14, 2021.

Your annualized compensation in this position will consist of an annual base salary of $400,000 paid in twice monthly pay periods, less required deductions.

You will receive an annual prorated discretionary bonus with a target of 50% of your base salary, based on goals, objectives, and performance metrics to be determined by Butterfly Network’s management. Such bonus will be paid in the first quarter of the following calendar year. It will be a condition of your eligibility to receive any bonus that you remain employed with Butterfly Network through the date of payment of such bonus.

You will receive two taxable payments of $50,0000 each. The first will be paid on your first payroll check after the six month anniversary of your start date, as a sign-on bonus. Such payment will be recoverable in full by the company in the event you voluntarily terminate your employment prior to 12 months from your start date (whether such voluntary termination occurs on, before, or after your start date).

On the first payroll check after your one year anniversary, you will receive the second taxable payment of $50,000 in your payroll check, as a retention bonus.

In addition to the outlined cash compensation, you will receive $1,000,000 equivalent of equity, consisting of 50% restricted stock units and 50% stock options in Butterfly Network, that (i) will be subject to the terms of the grant documents therefore, (ii) subject to continued service and the specific terms of your grant, will vest over a four year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 2.083% at the end of each month thereafter.

You will be eligible to participate in Butterfly’s long term incentive program, once established and approved by the Compensation Committee of the Butterfly Board of Directors.

You will be based out of Butterfly’s facility in Boston, MA. As part of your relocation, Butterfly will reimburse reasonable moving expenses up to $150,000, provided you move within 12 months of your start date.

Butterfly Network recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Butterfly Network’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date.

Further, while we expect you to remain with Butterfly Network for a long time, this letter is not an employment contract and you will be an at-will employee.

This letter is subject to successful completion of a background check and upon the completion of references. By signing this letter, you authorize Butterfly Network to conduct such background check.

Butterfly Network considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Butterfly Network’s Non-competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

Please note this offer will expire on April 30, 2021, unless accepted by you in writing prior to such date.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Butterfly Network. We firmly believe that Butterfly Network offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Kindest,

Butterfly Network, Inc.

By: /s/ Todd Fruchterman, MD, PhD

Name: Todd Fruchterman, MD, PhD

Title: Chief Executive Officer and President

ACCEPTED AND AGREED:

Signature: /s/ Timothy Trodden

Name: Timothy Trodden

Exhibit 10.3

June 3, 2021

Andrei Stoica

Dear Andrei:

On behalf of Butterfly Network, I am pleased to offer you a position as Chief Technology Officer and Senior Vice President, beginning on or around June 28, 2021 (the exact date of which may be earlier or later, depending on your schedule as we discussed). You will report directly to me.

Your annualized compensation in this position will consist of an annual base salary of $440,000 paid in twice monthly pay periods, less required deductions.

You will receive an annual (prorated for the first year) discretionary bonus with a target of 50% of your base salary, based on goals, objectives, and performance metrics to be determined by Butterfly Network’s management. Such bonus will be paid in the first quarter of the following calendar year. It will be a condition of your eligibility to receive any bonus that you remain employed with Butterfly Network through the date of payment of such bonus.

You will receive one-time make whole, taxable payment of $650,000 for incentive and retention forfeiture. This will be paid on your first payroll check after the first month anniversary of your start date. Such payment will be recoverable in full by the company in the event you voluntarily terminate your employment (other than for Good Reason as defined in the Butterfly Executive Severance Plan described below) prior to 12 months from your start date (for clarity, if such voluntarily termination occurs before you receive such payment, including on or before your start date, no such one-time make whole payment will be paid to you).

In addition to the outlined cash compensation, within 30 days you will receive a grant of $1,320,000 equivalent of equity, consisting of 50% restricted stock units and 50% stock options in Butterfly Network, that (i) will be subject to the terms of the grant documents therefore, (ii) subject to continued service and the specific terms of your grant. The Stock Options will vest over a four-year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 2.083% at the end of each month thereafter. The RSUs will vest over a four-year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 6.25% at the end of each quarter thereafter.

You will be eligible to participate in Butterfly’s long term incentive program, established and approved by the Compensation Committee of the Butterfly Board of Directors (the “LTIP”). It is currently expected that you will receive annual grants under the LTIP with a target value of 250% of your base salary on each annual grant.

This position is eligible for the Butterfly Executive Severance Program as publicly filed, and you will become a participant in such Executive Severance Program commencing on your start date.

You will be based out of Butterfly’s facility in the Burlington, MA area. As part of your relocation, Butterfly will reimburse reasonable moving expenses, provided you move within 12 months of your start date. Without limiting the generality of the foregoing, for purposes of clarity and the avoidance of doubt, these reimbursable expenses include the reasonable cost and time of temporary housing in the Burlington, MA area prior to your purchase of a residence, as well as any real estate commission payable by you. If you voluntarily terminate your employment with Butterfly without Good Reason within 18 months of your start date, you will be required to repay the relocation costs.

Butterfly Network recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Butterfly Network’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date.

Further, while we expect you to remain with Butterfly Network for a long time, this letter is not an employment contract and you will be an at-will employee.

This letter is subject to successful completion of a background check and upon the completion of references. By signing this letter, you authorize Butterfly Network to conduct such background check.

Butterfly Network considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Butterfly Network’s Non-competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

Please note this offer will expire on June 15, 2021, unless accepted by you in writing prior to such date.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Butterfly Network. We firmly believe that Butterfly Network offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Kindest,

Butterfly Network, Inc.

By: /s/ Todd Fruchterman, MD, PhD

Name: Todd Fruchterman, MD, PhD

Title: Chief Executive Officer and President

ACCEPTED AND AGREED:

Signature: /s/ Andrei Stoica

Name: Andrei Stoica

Exhibit 10.5

July 26, 2021

David Perri

[Address]

Re: Separation Agreement

Dear David:

The purpose of this letter agreement (this “Agreement”) is to set forth the terms of your separation from Butterfly Network, Inc. (“Company”). The Separation Benefits described below are contingent on your agreement to and compliance with the terms of this Agreement.  This Agreement shall become effective on the Effective Date (as defined below in Section 16).

1.	Separation of Employment. Provided you assist in the transition of your duties from the date of this letter through June 30, 2021 (to Company’s satisfaction), your employment with Company and Insperity PEO Services, L.P. (“Insperity”) will end effective at the close of business on June 30, 2021 (the “Separation Date”). If you do not assist in the transition of your duties to Company’s satisfaction, Company may terminate your employment prior to June 30, 2021, which date will become the Separation Date. From and after the Separation Date, you will not represent yourself as an employee or agent of Company or Insperity. As of the Separation Date, you shall have been deemed to have resigned from each and every office, position or responsibility in which you served for Company and each of its affiliates, subsidiaries or divisions.

2.	Company Equity. You were granted options (each, an “Option”) to purchase shares of Company’s common stock pursuant to the terms of the following three option agreements:

●	Option No. 537-NQO Stock Option Grant Notice and Stock Option Agreement, dated April 23, 2020 (the “537-NQO Award”);
●	Option No. 537-ISO Stock Option Grant Notice and Stock Option Agreement, dated April 23, 2020 (the “537-ISO Award”); and
●	Option No. 588 Stock Option Grant Notice and Stock Option Agreement, dated December 17, 2020 (the “588 Award”).

Each of the forgoing Options is subject to the terms of Company’s 2012 Employee, Director and Consultant Equity Incentive Plan (the “Plan”).  Subject to Section 5 and assuming you remain employed through June 30, 2021, as of the Separation Date, you acknowledge and agree that the table below sets forth a complete and accurate list of Options as of the Separation Date:

Issuing Company	Grant Number	Grant Date	# of Shares Granted	# of Shares Exercised	# of Shares Vested	Type of Option
Butterfly Network, Inc.	537-ISO	4/23/2020	46,723	13,625	974	Time-Based
Butterfly Network, Inc.	537-NQO	4/23/2020	472,426	137,792	4,395	Time-Based
Butterfly Network, Inc.	588	12/17/2020	519,150	0	0	Time-Based

You acknowledge and agree that as of the Separation Date, there are 30,939 unvested options under the 537-ISO Award, 312,813 unvested options under 537-NSO Award and you are not vested in any of the shares under the 588 Award, and, subject to Section 5, all unvested options subject to these awards will be forfeited as of the Separation Date.

3.	Separation Benefits. In consideration for you (i) signing and returning this Agreement within twenty-one (21) days of receipt and not revoking this Agreement during the seven (7) day revocation period after it is signed and returned; (ii) complying with the terms of this Agreement; (iii) waiving all of your claims (except as provided in this Agreement) and releasing the Company as further described below in this Agreement; and (iv) waiving and releasing any rights or entitlements to severance or similar post-termination payments or benefits, other than those provided in this Agreement, Butterfly will provide you with the following benefits:

(a)	The Company will pay you an amount equal to six (6) months of your current base salary ($210,000), less applicable withholdings and other deductions. The payment will be made in one lump sum following the expiration of the seven (7) day revocation period. You acknowledge that the Company has the sole obligation to pay the amounts due under this Sections 3(a), and that Insperity has no obligation to pay the additional compensation, even though the payments may be processed through Insperity.
(b)	The Company will accelerate the vesting of your outstanding option awards by adding six (6) months to the actual period of service that you have completed with the Company as of the Separation Date, which results in the following vested options assuming you remain employed through June 30, 2021:

Issuing Company	Grant Number	Grant Date	# of Shares Granted	# of Shares Vested	Type of Option
Butterfly Network, Inc.	537-ISO	4/23/2020	46,723	6,811	Time-Based
Butterfly Network, Inc.	537-NQO	4/23/2020	472,426	68,894	Time-Based
Butterfly Network, Inc.	588	12/17/2020	500,000	129,787	Time-Based

You acknowledge that except for the Separation Benefits, your final wages, and any accrued but unused vacation (each of which shall be paid to you in accordance with Company’s regular payroll practices and applicable law), you are not entitled to any other compensation from Company or any of its affiliates, subsidiaries or divisions, without limitation, other wages, commissions, bonuses, vacation pay, holiday pay, equity, units, stock, stock options, carve out, paid time off or any other form of compensation or benefit.

4.	COBRA Benefits. Your coverage under the Company’s group health plans will terminate effective June 30, 2021. Regardless of whether you sign the Agreement, you have the right to elect to continue your medical and dental benefits pursuant to the terms and conditions of COBRA. Your eligibility for benefits under COBRA, the amount of such benefits, and the terms and conditions of such benefits, shall be determined by COBRA statutory and regulatory guidelines. Provided you timely elect to continue such coverage, the monthly premium due will be paid by Company from July 1, 2021 through September 30, 2021 pursuant to the provisions of the American Rescue Plan Act of 2021. Thereafter you will be responsible for the cost of continuing your coverage.

5.	Unemployment Benefits. By virtue of your separation of employment, you shall be entitled to apply for unemployment benefits. The determination of your eligibility for such benefits (and the amount of benefits to which you may be entitled) shall be made by the appropriate state agency pursuant to applicable state law. Company agrees that it shall not contest any claim for unemployment benefits by you.  Company, of course, shall not be required to falsify any information.

6.	Return of Property, Confidentiality, Non-Disparagement, and Related Matters. You expressly acknowledge and agree to the following:

(a)	You have returned to Company all documents (and any copies, duplicates, or replicas thereof), and property, including, without limitation, any laptop computer that was provided to you by Company or any of its affiliates, Company’s and their respective divisions, affiliates, parents, subsidiaries and related entities, and all of its and their owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (collectively, the “Company Affiliates”) during your employment with the Company, and that you will abide by any and all common law and/or statutory obligations relating to protection and non-disclosure of Company’s and the Company Affiliates’ trade secrets and/or confidential and proprietary documents and information.

(b)	You agree that all information relating in any way to this Agreement, including the terms and amount of Separation Benefits provided for in this Agreement, shall be held confidential by you and shall not be publicized or disclosed to any person (other than an immediate family member, legal counsel or financial advisor, provided that you instruct any such individual to whom disclosure is made to keep the Agreement confidential, or to a government agency or court). Likewise, the Company agrees that all information relating in any way to this Agreement, including the terms and amount of Separation Benefits provided for in this Agreement, shall be held confidential and shall not be publicized or disclosed to any person, provided that the Company may disclose this Agreement and its terms to its employees with a business or legal need to know, to its legal counsel and tax advisors, provided that any such individual to whom disclosure is instructed by the Company to keep the Agreement confidential), to a government agency or court, and as mandated by state or federal law, including without limitation, the U.S. Securities Act.

(c)	You previously executed a Non-Competition, Confidentiality and Intellectual Property Agreement dated (the “Restriction Agreement”). The Restrictions Agreement remains in full force and effect and survives the termination of your employment with the Company. You will honor and abide by the terms and provisions of the Restrictions Agreement.

(d)	You will not make any statements that are disparaging about, or adverse to, the interests or business of Company or any Company Affiliate (including their respective officers, directors, employees, and direct or indirect shareholders) including, without limitation, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of Company or any Company Affiliate (including its officers, directors, employees, and direct or indirect shareholders). This restriction will not restrict your ability to testify truthfully under oath pursuant to subpoena or other legal process.

(e)	Your breach of any of the foregoing covenants by you shall constitute a material breach of this Agreement and shall relieve Company of any further obligations hereunder and, in addition to any other legal or equitable remedy available to Company and, subject to the Company obtaining a court order or judgment, the Company will be entitled to terminate or recover any Separation Benefits already provided to you pursuant to this Agreement and to terminate the Option.

7.	Your Release of Claims.

(a)	You hereby agree and acknowledge that by signing this Agreement and accepting the Separation Benefits, and for other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against Company and each of Insperity, their respective affiliates, parents, subsidiaries and related entities and all of the foregoing entities’ owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (the “Company Parties”) whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date. Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against Company or any of the Company Parties seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorneys’ fees and any other costs) against Company or any Company Party, for any alleged action, inaction or circumstance existing or arising through the Effective Date. Without limiting the generality of the foregoing, you specifically waive and release Company and the Company Parties from any waivable claim arising from or related to your employment relationship with Company through the Effective Date including, without limitation:
(i)	Claims under any Connecticut or Massachusetts (or any other state) or federal discrimination, fair employment practices, or other employment related statute, regulation or executive order (as amended through the Effective Date), including but not limited to the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act (29 U.S.C. § 621 et seq.), the Civil Rights Acts of 1866 and 1871 and Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1991 (42 U.S.C. § 2000e et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Genetic Information Non-Discrimination Act (42 U.S.C. §2000ff et seq.), the Uniformed Services Employment and Reemployment Rights Act of 1994 (38 U.S.C. § 4301 et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Lily Ledbetter Fair Pay Act, the Americans with Disabilities Act of 1990 (42 U.S.C. § 12101 et seq.), the Rehabilitation Act of 1973, the Connecticut Fair Employment Practices Act, the Connecticut Equal Pay for Equal Work statute, the Massachusetts Fair Employment Practices Statute, the Massachusetts Equal Rights Act, Massachusetts Civil Rights Act, the Massachusetts Wage Act, the Massachusetts Minimum Fair Wages Act, the Massachusetts Equal Pay Act and any other similar federal, state or local statute.
(ii)	Claims under any Connecticut or Massachusetts (or any other state) or federal employment related statute, regulation or executive order (as amended through the Effective Date) relating to wages, hours or any other terms and conditions of employment, including but not limited to the National Labor Relations Act (29 U.S.C. § 151 et seq.), the Family and Medical Leave Act (29 U.S.C. §2601 et seq.), the Employee Retirement Income Security Act of 1974 (29 U.S.C. § 1000 et seq.),

COBRA (29 U.S.C. § 1161 et seq.), the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101 et seq.), the Massachusetts Paid Family and Medical Leave Act, the Connecticut Paid Family Leave Act, and any similar Connecticut, Massachusetts or other federal, state or local statute, and specifically including Claims related to salary, overtime, commissions, vacation pay, holiday pay, sick leave pay, dismissal pay, bonus pay, severance pay, or retaliation.

(iii)	Claims under any Connecticut or Massachusetts (or any other state) or federal common law theory, including, without limitation, wrongful discharge, breach of express or implied contract, breach of the implied covenant of good faith and fair dealing, privacy violations, invasion of privacy, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, wrongful termination in violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, fraudulent inducement, misrepresentation, deceit, fraud or negligence, rehire or reemployment rights or any claim to attorneys’ fees under any applicable statute or common law theory of recovery.
(iv)	Claims under any Connecticut or Massachusetts (or any other state) or federal statute, regulation, or executive order (as amended through the Effective Date) relating to whistleblower protections, violation of public policy, or any other form of retaliation or wrongful termination, including but not limited to the Sarbanes-Oxley Act of 2002, the Connecticut Whistleblower Protection Act and any similar Connecticut, Massachusetts or other federal, state or local statute.
(v)	Claims under any Company employment, compensation, bonus, benefit, stock option, incentive compensation, restricted stock, and/or equity plan, program, policy, practice, or agreement, including, without limitation, any equity award or plan, or employment agreement, including the Offer Letter between you and the Company dated as of February 29, 2020, as amended by letter agreement dated November 18, 2020 (the “Employment Agreement”), other than as such rights have been specifically preserved under this Agreement; or
(vii)	Any other Claim arising under other local, state, or federal law.
(b)	Notwithstanding the foregoing, this Section 4 does not:

(i)	Release Company or any Company Party from any obligation expressly set forth in this Agreement.

(ii)	Waive or release any rights you may have to vested benefits under the Company-sponsored employee benefit plans in which you participated, including the Company’s 401(k) plan.

(iii)	Waive or release any legal claims which you may not waive or release by law, including obligations under workers’ compensation laws.

(iv)	Prohibit you from (i) filing a charge with, or participating in or assisting with an investigation or proceeding conducted by, any governmental, regulatory and/or administrative entity or agency (including the Securities Exchange Commission, the Equal Employment Opportunity Commission, the Connecticut Commission of on Human Rights and Opportunities, Massachusetts Commission Against Discrimination, and/or OSHA); (ii) filing and, including as provided for under Section 21F of the Securities Exchange Act of 1934 (and Regulation 21F thereunder), maintaining the confidentiality of, a claim with a governmental, regulatory and/or administrative entity or agency that is responsible for enforcing a law; or (iii) providing truthful information to a governmental, regulatory and/or administrative entity or agency, law enforcement, or court, in response to compulsory legal process or as otherwise required by law or legal process or as permitted by Section 21F of the Securities Exchange Act of 1934 (or Regulation 21F thereunder); provided, however, you waive the right to recover any personal damages or other personal relief based on any claim, cause of action, demand, lawsuit or similar that is waived pursuant to this Agreement and brought by you or on your behalf by any third party, including as a member of any class or collective action, except that you do not waive any right to receive and fully retain any monetary award from a government-administered whistleblower award program for providing information to a government agency, including but not limited to damages or relief that may be available to you pursuant to such a program under the Securities Exchange Act of 1934.  You are not required to inform the Company that you have engaged in any of the activities described in this Section.

(c)	You understand and expressly agree that this Agreement extends to all claims of every nature and kind, known or unknown, suspected, or unsuspected, past, present, or future, arising from or attributable to any conduct of Company or any Company Party, whether set forth in any pleading or demand referred to in this Agreement or not. You acknowledge that you may later discover facts in addition to or different from those which you now believe to be true with respect to the matters released in this Agreement. You, however, agree that you have taken that possibility into account in reaching this Agreement, and that the release in this Agreement will remain in effect as a full and complete release notwithstanding the discovery or existence of additional or different facts.

(d)	You acknowledge and agree that, but for providing this waiver and release, you would not be receiving the Separation Benefits provided to you under the terms of this Agreement.

8.	Waiver of Employment. You hereby waive and release forever any right or rights you may have to employment with Company and its subsidiaries at any time in the future, and agree not to knowingly seek or make application for employment with Company or any affiliate thereof.

9.	Reference Requests. To the extent Company receives any reference request for you from a prospective employer, Company shall only provide dates of employment and last position held, and shall not otherwise characterize or discuss the nature of or circumstances surrounding your separation from employment from Company. Reference requests should be provided to Tim Trodden, Chief Human Resources Officer, or his designee at [email].

10.	Modification; Waiver; Severability. No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto. The failure of Company to seek enforcement of any provision of this Agreement in any instance or for any period of time shall not be construed as a waiver of such provision or of Company’s right to seek enforcement of such provision in the future.  The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

11.	Choice of Law and Venue; Jury Waiver. This Agreement shall be deemed to have been made in Connecticut and shall be governed by and construed in accordance with the laws of Connecticut, without giving effect to conflict of law principles. To the maximum extent permitted by law, each of you and the Company hereby waives and renounces in advance any right to a trial by jury in connection with such legal action.

12.	Entire Agreement. You acknowledge and agree that, other than the Restrictions Agreement, which are expressly incorporated herein by reference and stated as surviving the signing of this Agreement, this Agreement supersedes any and all prior or contemporaneous oral and written agreements between you and Company, and sets forth the entire agreement between you and Company.

13.	Tax Matters. Company will withhold required federal, state, and local taxes from any and all payments contemplated by this Agreement. Other than Company’s obligation and right to withhold, you will be responsible for any and all taxes, interest, and penalties that may be imposed with respect to the payments contemplated by this Agreement (including, but not limited to, those imposed under Section 409A of the Code (as defined below)). It is intended that payments and benefits made or provided to you under this Agreement shall comply with Section 409A of the Internal Revenue Code of 1986 (as amended) (the “Code”) or an exemption to Section 409A of the Code. You acknowledge and agree, however, that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including, without limitation, to consequences related to Section 409A of the Code. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A of the Code for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A of the Code.

14.	Knowing and Voluntary Agreement. By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this Agreement, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither Company nor its agents or representatives have made any representations inconsistent with the provisions of this Agreement.

15.	ADEA Waiver. You understand and agrees that with respect to any possible claim arising under the Age Discrimination in Employment Act of 1967 (“ADEA”) you:
(a)	Have had the opportunity to consider this Agreement for a full twenty-one (21) calendar days before executing it (the “Review Period”), and if signing this Agreement before the end of the Review Period, you have voluntarily waived the remainder of the Review Period;
(b)	Have carefully read and fully understands all of the provisions of this Agreement;
(c)	Are, through this Agreement, releasing Company and all of the Company Parties from any and all claims you may have against them;

(d)	Knowingly and voluntarily agree to all of the terms set forth in this Agreement;
(e)	Knowingly and voluntarily intend to be legally bound by the terms of this Agreement;
(f)	Were advised and hereby are advised in writing to consider the terms of this Agreement and to consult with an attorney of your choice prior to executing this Agreement;
(g)	Understand that rights or claims under the ADEA that may arise due to acts or omissions that occur after the Effective Date are not waived.
(h)	Understand that you have a period of seven (7) calendar days after the date that you sign this Agreement to revoke your acceptance of the terms of this Agreement by actually completing delivery of (not merely dispatching) a written notification by e-mail to Tim Trodden, Chief Human Resources Officer at [email].
16.	Execution and Delivery. Delivery of this Agreement by you to Company shall be effective provided that you may not sign and delivery this Agreement earlier than the Separation Date and that you sign and deliver this Agreement no later than July 21, 2021. The executed Agreement should be delivered to the Company by scanning and then e-mailing it to Tim Trodden, Chief Human Resources Officer at [email]. You understand that you have seven (7) calendar days from the date you sign this Agreement to revoke your consent to this Agreement. Any such revocation must be in writing and timely delivered by e-mail to the email address directly above. If you revoke this Agreement, all of its provisions shall be void and unenforceable. This Agreement shall become effective on the eighth day after you sign it, so long as you have not exercised your right to revoke it (such date, the “Effective Date”).

This Agreement may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same Agreement.  If the foregoing correctly sets forth our understanding, please sign, date, and return the enclosed copy of this Agreement in accordance with Section 16 above.

Sincerely,

BUTTERFLY NETWORK, INC.

/s/ Tim Trodden
Tim Trodden
Chief Human Resources Officer

Agreed and Acknowledged:

/s/ David M. Perri
David Perri

Date:	07/28/2021

Exhibit 31.1

CERTIFICATIONS UNDER SECTION 302

I, Todd M. Fruchterman, M.D., Ph.D., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Butterfly Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2021

/s/ Todd M. Fruchterman, M.D., Ph.D.
Todd M. Fruchterman, M.D., Ph.D.
President and Chief Executive Officer
(principal executive officer)

Exhibit 31.2

 CERTIFICATIONS UNDER SECTION 302

I, Stephanie Fielding, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Butterfly Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2021

/s/ Stephanie Fielding
Stephanie Fielding
Chief Financial Officer
(principal financial officer)

Exhibit 32

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Butterfly Network, Inc., a Delaware corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Quarterly Report for the quarter ended June 30, 2021 (the “Form 10-Q”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 9, 2021	/s/ Todd Fruchterman, Ph.D.
Todd Fruchterman, Ph.D.
President and Chief Executive Officer and Director
(principal executive officer)

Dated: August 9, 2021	/s/ Stephanie Fielding
Stephanie Fielding
Chief Financial Officer
(principal financial officer and principal accounting officer)